Exhibit 4.1

Yanzhou Coal Mining Company Limited

Felix Resources Limited

Scheme Implementation Agreement

Contents

1 Interpretation		5
1.1	Definitions	5
1.2	Construction	16
1.3	Headings	17
1.4	Reasonable endeavours	17

2 Implementation of the Scheme		17

3 Conditions Precedent		17
3.1	Conditions precedent	17
3.2	Reasonable endeavours	20
3.3	Regulatory Approvals	20
3.4	Benefit and waiver of certain Conditions Precedent	21
3.5	Notification of certain events	21
3.6	Scheme voted down	22
3.7	Consultation if Conditions Precedent not met	22
3.8	Failure to agree	22

4 Scheme		23
4.1	Scheme	23
4.2	Scheme Consideration	23
4.3	Special Dividend	23
4.4	Appointment of nominee	23

5 Steps for implementation		24
5.1	Target’s obligations	24
5.2	Recommendations of Target Directors and promotion of Transaction	27
5.3	Transaction Implementation Committee	27
5.4	Bidder’s obligations	28
5.5	Preparation of the Scheme Booklet	29
5.6	Compliance with obligations	29
5.7	Court proceedings	29
5.8	Board and management changes	30

6 Options		30
6.1	Exercise of discretions	30
6.2	Option deed	30
6.3	Exercise of Options	31

7 Conduct of business and requests for access		31
7.1	Conduct of Target business	31
7.2	Access to information	31

8 Break fees		32
8.1	Payment of costs	32
8.2	Target Break Fee	33
8.3	Bidder Break Fee	33

8.4	Compliance with law	33
8.5	Time for payment	34

9 Exclusivity		34
9.1	Termination of existing discussions	34
9.2	No shop restriction	34
9.3	No talk restriction	35
9.4	No due diligence	35
9.5	Notification by Target	35
9.6	Revisions to a Competing Proposal	36

10 Representations and warranties		36
10.1	Bidder representations and warranties	36
10.2	Target representations and warranties	38
10.3	Reliance by parties	39
10.4	Notifications	39
10.5	Status of representations and warranties	39

11 Confidentiality		39
11.1	Confidentiality Agreement	39
11.2	Disclosure on termination of this document	39

12 Public announcements and Communications		40
12.1	Public announcements	40
12.2	Agreement on Communications	40
12.3	Announcements and Communications when there is a Competing Proposal	41

13 Termination		41
13.1	Termination by either party	41
13.2	Termination by Bidder	41
13.3	Termination by Target	42
13.4	Effect of termination	42

14 GST		42
14.1	Construction	42
14.2	Consideration GST exclusive	42
14.3	Payment of GST	42
14.4	Timing of GST payment	43
14.5	Tax invoice	43
14.6	Adjustment event	43
14.7	Reimbursements	43
14.8	No merger	43

15 Notices		43
15.1	General	43
15.2	How to give a communication	43
15.3	Particulars for delivery of notices	44
15.4	Communications by post	44
15.5	Communications by fax	44

page iii

15.6	After hours communications	45
15.7	Process service	45

16 General		45
16.1	Duty	45
16.2	Legal costs	45
16.3	Amendment	45
16.4	Waiver and exercise of rights	45
16.5	Rights cumulative	45
16.6	Consents	45
16.7	Further steps	46
16.8	Governing law and jurisdiction	46
16.9	Assignment	46
16.10	Liability	46
16.11	Counterparts	46
16.12	Entire understanding	46
16.13	Relationship of parties	46
16.14	No merger	46
16.15	Specific Performance	47

Schedule 1 – Timetable		48

Schedule 2 – Joint Venture Agreements		49

Annexure A – Scheme		51

Annexure B – Deed Poll		61

Annexure C – Announcement		62

page iv

Date: 13 August 2009

Parties

Yanzhou Coal Mining Company Limited of 298 Fushan South Road, Zoucheng Shandong Province, People’s Republic of China (Bidder)

Felix Resources Limited ACN 000 754 174 of Level 6, 316 Adelaide Street, Brisbane, Queensland 4000 (Target)

Background

A.	Bidder has agreed with Target for Bidder to acquire all of the issued ordinary shares of Target by means of a scheme of arrangement.

B.	Target has agreed to propose the Scheme to Target Shareholders, and the Target Directors have agreed to recommend the Scheme to Target Shareholders.

C.	The parties have agreed to implement the Scheme in accordance with this document.

Agreed terms

1	Interpretation

1.1	Definitions

In this document:

Advisers means, in relation to an entity, its financiers, legal adviser, financial adviser, corporate adviser or other expert adviser or consultant who provides advisory services in a professional capacity to third parties and who has been engaged by that entity.

Announcement means the public announcement to be made by Bidder in the form contained in annexure C.

Announcement Date means:

(a)	the date on which this document is executed; or

(b)	if this document is executed on a day which is not a Trading Day, the first Trading Day immediately following the day of execution.

Ashton JV has the meaning given in schedule 2.

ASIC means the Australian Securities and Investments Commission.

Associate in relation to each party, has the meaning given in sections 11, 12 and 16 of the Corporations Act.

ASX means ASX Limited ACN 008 624 691 or, as the context requires, the financial market operated by it.

ASX Listing Rules means the official listing rules of ASX.

Athena JV has the meaning given in schedule 2.

ATO means the Australian Taxation Office.

Bidder Board means the board of directors of Bidder.

Bidder Break Fee means $33,300,000.00 (exclusive of GST).

Bidder Committee Members means Mr Yang Deyu and Mr Lai Cunliang or such other persons as are nominated by Bidder in place of those individuals.

Bidder Counterproposal has the meaning given to that term in clause 9.5(c).

Bidder Group means Bidder and each of its Related Entities.

Bidder Indemnified Parties means Bidder, each of its Related Entities, and the Officers and employees of Bidder or its Related Entities.

Bidder Information means such information regarding Bidder and the Bidder Group provided by or on behalf of Bidder to Target or the Independent Expert to enable the Scheme Booklet to be prepared and completed, and applications for the Regulatory Approvals to be made.

Bidder’s Nominee means any Wholly-Owned Subsidiary of Bidder nominated by Bidder pursuant to clause 4.4.

Business Day means a day that is each of the following:

(a)	a Business Day within meaning given in the ASX Listing Rules; and

(b)	a day that banks are open for business in Sydney.

Claim means demand, claim, action, or proceeding made or brought by or against the party, however arising and whether present, unascertained, immediate, future or contingent.

Communications means all forms of communications, whether written, oral, in electronic format or otherwise, and whether direct or indirect via agents or Representatives.

Competing Party has the meaning given in clause 9.5(b).

Competing Proposal means any expression of interest, proposal, offer, transaction or arrangement (other than any Transaction that may be made and implemented in accordance with this document) by or with any person pursuant to which a Third Party will, if the expression of interest, proposal, offer, transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a)	acquire an interest in, or a Relevant Interest in, or become the holder of, 20% or more of the shares in Target;

(b)	directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an economic interest in, all or a substantial part of the assets or business of Target (or any of its Related Bodies Corporate) including assets with an aggregate book value representing 20% or more of the total assets of the Target Group as set out in the Target’s consolidated balance sheet as at 31 December 2008; or

(c)	otherwise acquire Control of Target (or any of its Related Bodies Corporate); or

(d)	otherwise directly or indirectly acquire, merge or amalgamate with, or acquire a significant shareholding or economic interest in, Target (or any of its Related Bodies Corporate) or in all or a substantial part of their respective assets or business, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back or repurchase, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Target Group or other synthetic merger or any other transaction or arrangement, but excluding in each case the SA Coal Divestment.

Condition Precedent means a condition precedent set out in clause 3.1.

Confidentiality Agreement means the confidentiality agreement dated on or around 13 October 2008 between Yancoal Australia Pty Ltd and Target.

Control has the meaning given to that term in the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by Target and Bidder.

Deed Poll means a deed poll in the form of annexure B to be executed by Bidder in favour of the Scheme Participants, under which Bidder covenants in favour of each Scheme Participant to perform its obligations under the Scheme and this document as regards the implementation of the Scheme.

Dividend Amount means $1.00 cash for each Target Share excluding any in specie distribution, if any, to effect the SA Coal Divestment.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the Scheme Order, but not before an office copy of the Scheme Order is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 31 March 2010 or such later date as Bidder and Target agree in writing.

Excluded Share means a Target Share held by Bidder or any of its Associates or by any person on behalf of, or for the benefit of, Bidder or any of its Associates.

Exclusivity Period means the period commencing on the date of this document and ending on the earlier of:

(a)	the date this document is terminated in accordance with its terms; or

(b)	the Effective Date.

FATA has the meaning given in clause 3.1(a)(ii).

Financing Arrangements means the financing arrangements to be put in place by Bidder to meet its obligation to pay the Scheme Consideration.

First Court Date means the first day on which the application made to the Court for orders under section 411(1) of the Corporations Act that the Scheme Meeting be convened is heard.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister (including, for the avoidance of doubt, the Commonwealth Treasurer), ASIC, ATO, ASX, the Foreign Investment Review Board and any regulatory organisation established under statute or any stock exchange but excludes any PRC Governmental Agency.

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of Target Shareholders present and voting, either in person or by proxy.

Implementation Date means the third Business Day following the Record Date, or such other date as ordered by the Court or agreed between Bidder and Target.

Independent Expert means the independent expert appointed by Target in accordance with clause 5.1(c)(i).

Independent Expert’s Report means the report in connection with the Scheme to be prepared by the Independent Expert in accordance with the Corporations Act, and ASIC policy and practice, for inclusion in the Scheme Booklet.

Information Circular means the information circular required to be prepared by Bidder for the purposes of satisfying the Condition Precedent in clause 3.1(f) which needs to include audited accounts of the Target Group prepared in accordance with the requirements of the listing rules where the securities of Bidder are listed.

Insolvency Event means any of the following:

(a)	a person is or states that the person is unable to pay from the person’s own money all the person’s debts as and when they become due and payable;

(b)	a person is taken or must be presumed to be insolvent or unable to pay the person’s debts under any applicable legislation;

(c)	an application or order is made for the winding up or dissolution or a resolution is passed or any steps are taken to pass a resolution for the winding up or dissolution of a corporation;

(d)	an administrator, provisional liquidator, liquidator or person having a similar or analogous function under the laws of any relevant jurisdiction is appointed in respect of a corporation or any action is taken to appoint any such person and the action is not stayed, withdrawn or dismissed within seven days;

(e)	a controller (as that term is defined in the Corporations Act) is appointed in respect of any property of a corporation;

(f)	a corporation is deregistered under the Corporations Act or notice of its proposed deregistration is given to the corporation;

(g)	a distress, attachment or execution is levied or becomes enforceable against any property of a person;

(h)	a person enters into or takes any action to enter into an arrangement (including a scheme of arrangement or deed of company arrangement), composition or compromise with, or assignment for the benefit of, all or any class of the person’s creditors or members or a moratorium involving any of them; or

(i)	anything analogous to or of a similar effect to anything described above under the law of any relevant jurisdiction occurs in respect of a person.

Joint Ventures means the Ashton JV, Minerva JV, Moolarben JV and Athena JV.

Joint Venture Agreements means the agreements described in schedule 2.

Losses means all claims, actions, proceedings, liabilities, obligations, damages, loss, charges, costs, expenses and duties or other outgoings.

Material Adverse Change means a matter, event or circumstance that occurs, is announced or becomes known to Target (whether or not it becomes public) where that matter, event or circumstance has, has had, or could reasonably be expected to have, individually or when aggregated with all such matters, events or circumstances:

(a)	diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the Target Group by an amount equal to $200 million or more;

(b)	diminishes, or is reasonably likely to diminish, the aggregated consolidated annual net profit before tax of the Target Group over 5 consecutive financial years by an amount of $100 million or more (the amount is to be calculated taking into account any event, occurrence or matter not disclosed prior to the date of this document which has or could reasonably be expected to have a positive effect on the consolidated annual net profit before tax of the Target Group over any of the 5 financial years); or

(c)	has the result that the Target Group is unable to carry on its business in substantially the same manner as carried on as at the date of this document, or which otherwise materially and adversely affects the prospects of the Target Group, other than an event, occurrence or matter:

(d)	required to be undertaken or procured by the Target Group pursuant to this document;

(e)	which is, and to the extent that it is, fairly disclosed in the Target Disclosure Material;

(f)	which is, and to the extent that it is, known to Bidder prior to the date of this document (which does not include knowledge of the risk of an event, occurrence or matter happening) ; or

(g)	which does not relate specifically to the operations of the Target Group and which is beyond the control of the Target Group, including any event, occurrence or matter that relates to interest rates, commodity prices and currency exchange rates.

Material Transaction means the occurrence of any of the following:

(a)	Target or any of its Subsidiaries issues, or agrees to issue, or grants an option to subscribe for, debentures (as defined in section 9 of the Corporations Act), other than to a Wholly-Owned Subsidiary of Target;

(b)	Target or any Subsidiary of Target makes any change to its constitution or other constituent documents (except in connection with the SA Coal Divestment);

(c)	Target or any Subsidiary of Target disposes, or agrees to dispose, of shares in a Related Body Corporate of Target (other than in connection with the SA Coal Divestment as contemplated by clause 3.1(l) where the net cost to the Bidder of the SA Coal Divestment is $10 million excluding normal advisers’ fees);

(d)	the Target Group changes in any material respect the nature of its business (other than as a result of the SA Coal Divestment as contemplated by clause 3.1(l) where the net cost to the Bidder of the SA Coal Divestment is $10 million excluding normal advisers’ fees);

(e)	Target or any Subsidiary of Target incurs any financial indebtedness or issues any indebtedness or debt securities other than in the ordinary course of business or pursuant to advances under the Target Debt Facilities;

(f)	Target or any Subsidiary of Target makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Target or any Wholly-Owned Subsidiary of Target or in the ordinary course of business including in accordance with the Joint Venture Agreements or the SA Coal Divestment where the net cost to the Bidder of the SA Coal Divestment is $10 million excluding normal advisers’ fees;

(g)	Target or any Subsidiary of Target:

(i)	grants to any Officer of Target or any Subsidiary of Target any increase in severance or termination pay or superannuation entitlements; or

(ii)	makes or agrees to make any material change to the terms of, or waives any claims or rights under, or waives the benefit of any provisions of, any contract of employment with any senior executive of Target or of any Subsidiary of Target;

(h)	Target or any Subsidiary of Target:

(i)	changes the terms of any Joint Venture Agreement;

(ii)	pays, discharges or satisfies any claims, liabilities or obligations under any Joint Venture Agreement other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms; or

(iii)	waives any material claims or rights under, or waives the benefit of any provision of, any Joint Venture Agreement,

where the consequences of such actions are material to Target;

(i)	Target or any of its material Subsidiaries ceases, or threatens to cease, to carry on business;

(j)	Target or any of its material Subsidiaries becomes subject to an Insolvency Event or is deregistered as a company or otherwise dissolved;

(k)	Target or any of its material Subsidiaries is or becomes unable to pay its debts when they fall due;

(l)	Target or any of its material Subsidiaries disposes, or agrees to dispose, of any asset (including a mine or a mining lease) other than:

(i)	pursuant to the SA Coal Divestment as contemplated by clause 3.1(l) where the net cost to the Bidder of the SA Coal Divestment is $10 million excluding normal advisers’ fees;

(ii)	the disposal of coal in the ordinary course of business; or

(iii)	where the amount involved in the relevant transaction is less than $5 million (either individually or, in the case of a series of related transactions, collectively); or

(m)	Target or any of its material Subsidiaries acquires, or agrees to acquire, any asset (including a mine) other than:

(i)	in the ordinary course of business; or

(ii)	where the amount involved in the relevant transaction is less than $5 million (either individually or, in the case of a series of related transactions, collectively).

Minerva JV has the meaning given in schedule 2.

Moolarben Budget means the Moolarben budget for the financial year 30 June 2010 included as part of the Target Disclosure Material.

Moolarben JV has the meaning given in schedule 2.

Moolarben Management Agreement means an agreement dated 21 September 2007 between Moolarben Coal Operations Pty Limited, Sojitz Moolarben Resources Pty Ltd and Moolarben Coal Mines Pty Limited as amended.

Moolarben Project means the Moolarben coal project to develop the coal deposits located in Moolarben in New South Wales which Target manages by operation of, and in accordance with, the Moolarben JV and the Moolarben Management Agreement.

Officer means, in relation to any entity, any of its directors, officers and employees.

Option means an option to subscribe for a Target Shares issued by Target under the Target ESP.

Option Right means a right to be issued an Option pursuant to the Target ESP.

Optionholder means a person who is registered in the Target’s register of optionholders as the holder of an Option.

PRC means the People’s Republic of China.

PRC Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity of the PRC or any of its provinces, autonomous regions, municipalities, or special administrative regions, and includes:

(a)	the National Development and Reform Commission of China;

(b)	the Shandong Branch of State-owned Assets Supervision and Administration Commission of China;

(c)	the China Securities Regulatory Commission;

(d)	the Ministry of Commerce of the People’s Republic of China; and

(e)	the State Administration of Foreign Exchange of China.

Prescribed Occurrence means, other than:

(a)	as contemplated by this document (including, for the avoidance of doubt, the effecting of the SA Coal Divestment as contemplated by clause 3.1(l));

(b)	as contemplated by the Target Budget;

(c)	as contemplated by the Moolarben Budget;

(d)	as contemplated under the Scheme; or

(e)	with the express consent of Bidder,

the occurrence of any of the following:

(f)	Target converting all or any of its shares into a larger or smaller number of shares;

(g)	any member of the Target Group resolving to reduce, or reducing, its share capital in any way, or reclassifying, redeeming, combining, splitting or repurchasing directly or indirectly any of its shares;

(h)	any member of the Target Group resolving to buy back, or buying back, any of its shares, including by:

(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement under the Corporations Act;

(i)	any member of the Target Group issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, other than:

(i)	to a Wholly-Owned Subsidiary of Target; or

(ii)	an issue by Target of Options or Option Rights required by the Target ESP (such that there are no more than 170,000 Options and Option Rights in aggregate); or

(iii)	an issue of Target Shares following the valid exercise of any Options on issue at the date of this document;

(j)	any member of the Target Group issuing, or agreeing to issue, securities convertible into shares or debt securities (including any performance rights or options);

(k)	any member of the Target Group making, in aggregate, capital expenditure in excess of $5 million on projects not commenced or approved prior to the date of this document;

(l)	any member of the Target Group:

(i)	acquiring, leasing or disposing of;

(ii)	agreeing to acquire, lease or dispose of; or

(iii)	offering, proposing or announcing a bid or tenders for,

any material business, assets (other than trading inventories and consumables in the ordinary and usual course of business and consistent with the business plans for the Joint Ventures or Yarrabee) or entity with a value greater than $5 million, or enters into joint venture, partnership or similar arrangement;

(m)	other than in the ordinary course of business and consistent with the business plans for the Joint Ventures or Yarrabee, any member of the Target Group:

(i)	entering into any contract or commitment involving revenue or expenditure of more than $5 million over the term of the contract or commitment; or

(ii)	terminating or amending in a material manner any contract of the Target Group’s business which involves expenditure or revenue of more than $5 million over the term of the contract;

(n)	any member of the Target Group entering into a contract or commitment restraining it from competing with any person or conducting activities in any market;

(o)	other than in the ordinary course of business and consistent with past practice or except as provided for in an existing employment contract in place at the date of this document, a copy of which has been included in the Target Disclosure Material, any member of the Target Group:

(i)	paying any bonus to, or increasing the compensation of, any Officer or employee of any member of the Target Group;

(ii)	accelerating the rights of any Officer or employee of any member of the Target Group to compensation or benefits of any kind (including under any Target executive or employee share plan);

(iii)	granting to any Officer or employee of any member of the Target Group any increase in severance or termination pay or superannuation entitlements or by issuing any Target Shares or securities convertible to Target Shares to any of those persons; or

(iv)	establishing, adopting, entering into or amending in any material respect (including by taking any action to accelerate any rights or benefits due under) any enterprise bargaining agreement, Australian workplace agreement, employee benefit plan or superannuation scheme of Target or relating to the Officers or employees of any member of the Target Group; or

(p)	any member of the Target Group making any change in its accounting methods, principles or practices which would materially affect the reported consolidated assets, liabilities or results of operations of any member of the Target Group, other than as required to comply with any changes to generally accepted accounting principles, standards, guidelines or practices in the jurisdiction of the relevant entity’s incorporation.

Project Panther means the project instigated by Target in respect of a potential change of control of Target.

Record Date means 7.00 pm on the fifth Business Day following the Effective Date or such other date and time as Bidder and Target agree.

Register means the register of members of Target maintained by or on behalf of Target in accordance with the Corporations Act.

Regulatory Approval means:

(a)	any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority or exemption from, by or with a Governmental Agency or PRC Governmental Agency; or

(b)	in relation to anything that would be fully or partly prohibited or restricted by law if a Governmental Agency or PRC Governmental Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Regulator’s Draft means the draft of the Scheme Booklet in a form acceptable to both Bidder and Target which is provided to ASIC for review pursuant to section s411(2) of the Corporations Act.

Related Body Corporate has the meaning given to that term in the Corporations Act.

Related Entity of a party means another entity which:

(a)	is a Related Body Corporate of the first entity;

(b)	is in any consolidated entity (as defined in section 9 of the Corporations Act) which contains the party; or

(c)	the party Controls.

Relevant Interest has the meaning given to that term in the Corporations Act.

Representative means, in relation to a party:

(a)	each of the party’s Related Entities; and

(b)	each of the Officers, employees and Advisers of the party or of any of its Related Entities.

Representor has the meaning given in clause 10.3.

SA Coal means South Australian Coal Corp. Pty. Limited (ACN 000 865 869).

SA Coal Divestment means the removal of SA Coal from the Target Group, to be effected by any means agreed between the parties and in the absence of agreement to the contrary by way of a declaration by the Target Board of an in specie dividend of shares in SA Coal including the capitalisation by Target by way of further equity contribution in SA Coal of $10 million.

Scheme means the proposed scheme of arrangement between Target and the Scheme Participants under Part 5.1 of the Corporations Act substantially in the form of annexure A which if implemented will give effect to the merger between Bidder and Target as described in clause 4.1, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Bidder and Target.

Scheme Booklet means the information to be dispatched to Target Shareholders and approved by the Court, including the Scheme, explanatory statement in relation to the Scheme issued pursuant to section 412 of the Corporations Act and registered with ASIC, the Independent Expert’s Report, the Deed Poll, a tax opinion on the Scheme provided by Target’s taxation advisers, a summary of this document and notice convening the Scheme Meeting (together with proxy forms).

Scheme Consideration means $16.95 for each Scheme Share held by a Scheme Participant or such other amount as agreed between Bidder and Target.

Scheme Meeting means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Order means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in relation to the Scheme.

Scheme Participant means each holder of Scheme Shares as at the Record Date.

Scheme Shares means the Target Shares other than the Excluded Shares.

Second Court Date means the first day on which an application made to the Court for the Scheme Order is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Splitting means a Target Shareholder splitting its holding of Scheme Shares into two or more parcels.

Special Dividend means the proposed special dividend to be paid being the Dividend Amount less the amount of any dividends declared by Target after the date of this document excluding any in specie distribution to effect the SA Coal Divestment.

Subsidiary has the meaning given to that term in the Corporations Act.

Superior Proposal means a publicly announced bona fide Competing Proposal received after the date of this document which the Target Board determines, acting in good faith and in order to satisfy what the Target Board considers to be its fiduciary and statutory duties (after having taken advice from its legal and financial advisers):

(a)	is capable of being valued and completed, taking into account all aspects of the Competing Proposal; and

(b)	would, if completed substantially in accordance with its terms, be more favourable to Target Shareholders than the Scheme, taking into account, all terms of the Competing Proposal.

Takeovers Panel means the body established under section 171 of the Australian Securities and Investments Commission Act 2001 as the primary forum for resolving disputes about takeovers.

Target Board means the board of directors of Target (as constituted from time to time).

Target Break Fee means $33,300,000.00 (exclusive of GST).

Target Budget means the Target budget for the financial year ending 30 June 2010 included as part of the Target Disclosure Material.

Target Committee Members means Brian Flannery and Craig Smith (with David Knappick and Mike Chapman as their alternates) or such other persons as are nominated by Target in place of those individuals.

Target Debt Facilities means any debt facility, equipment finance facility or other financial accommodation provided to Target or any Target Subsidiary (whether with or without others) by any bank that:

(a)	is disclosed in the Target Disclosure Material;

(b)	has been otherwise disclosed to Bidder prior to the date of this document (which includes the equipment finance facility entered into on or about 30 June 2009 in connection with the Moolarben Project);

(c)	may be entered into by Target or any of its Subsidiaries in the ordinary course of its business for an amount of less than $5 million; or

(d)	are entered into for the purpose of funding the development of the Moolarben Project in accordance with the Moolarben Budget,

together with all associated facility, priority and other agreements and securities entered into in connection with such facilities or accommodation.

Target Director means a director of Target.

Target Disclosure Material means all information (in whatever form) provided by Target and its Representatives to Bidder and its Representatives in connection with the Transaction or relating to the Target Group’s past, present or future operations, affairs, business and/or strategic plans, whether provided before or after entry into this document and whether provided for the purpose of facilitating Bidder’s due diligence investigations in relation to the Target Group or otherwise (including information provided by way of access to data rooms, responses to requests for information, site visits, management presentations, and interviews and discussions with or other access to the Target Group’s external auditors and advisers).

Target ESP means the Felix Resources Operations General Manager’s Equity Participation Plan and the Felix Resources CFO/General Manager’s Equity Participation Plan.

Target Group means Target and each of its Related Entities.

Target Information means all information contained in the Scheme Booklet and all information provided by or on behalf of Target to the Independent Expert to enable the Independent Expert’s Report to be prepared and completed, but does not include the Bidder Information and the Independent Expert’s Report.

Target Share means a fully paid ordinary share in the capital of Target.

Target Shareholder means each person who is registered in the Register as the holder of Target Shares.

Target Suspension Date means the date identified in the Timetable as the Target Suspension Date.

Third Party means any of the following:

(a)	a person other than Bidder or any of its Related Bodies Corporate; or

(b)	a consortium, partnership, limited partnership, syndicate or other group in which neither Bidder nor any of its Related Bodies Corporate has agreed in writing to be a participant.

Timetable means the indicative timetable set out in schedule 1 or such other timetable as may be agreed in writing by the parties.

Trading Day has the meaning given in the ASX Listing Rules.

Transaction means:

(a)	the acquisition by Bidder of all of the Scheme Shares through the implementation of the Scheme; and

(b)	the cancellation of the Options and Option Rights for a consideration for each Option or Option Right not exceeding the amount payable by Bidder for each Target Share through the implementation of the Scheme minus the exercise price relating to the Option, as contemplated in this document.

Transaction Implementation Committee means the committee to be established under clause 5.3.

Treasurer means the Treasurer of the Commonwealth of Australia.

Unacceptable Circumstances has the meaning given in section 657A of the Corporations Act.

Voting Power has the meaning given in section 610 of the Corporations Act.

Wholly-Owned Subsidiary means, in relation to a party, a body corporate, all of the issued shares of which are or will be directly or indirectly owned by that party.

Yarrabee means the Yarrabee coal mine.

1.2	Construction

Unless expressed to the contrary, in this document:

(a)	words in the singular include the plural and vice versa;

(b)	any gender includes the other genders;

(c)	if a word or phrase is defined its other grammatical forms have corresponding meanings;

(d)	“includes” means includes without limitation;

(e)	no rule of construction will apply to a clause to the disadvantage of a party merely because that party put forward the clause or would otherwise benefit from it;

(f)	a reference to:

(i)	a person includes a partnership, joint venture, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes the person’s legal personal representatives, successors, permitted assigns and persons substituted by permitted novation;

(iii)	any legislation includes subordinate legislation under it and includes that legislation and subordinate legislation as modified or replaced;

(iv)	an obligation includes a warranty or representation and a reference to a failure to comply with an obligation includes a breach of warranty or representation;

(v)	a right includes a benefit, remedy, discretion or power;

(vi)	time is to local time in Brisbane;

(vii)	“$” or “dollars” is a reference to Australian currency;

(viii)	this or any other document includes the document as novated, varied or replaced by agreement between the parties and despite any change in the identity of the parties;

(ix)	writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes fax transmissions;

(x)	this document includes all schedules and annexures to it; and

(xi)	a clause, schedule or annexure is a reference to a clause, schedule or annexure, as the case may be, of this document;

(g)	if the date on or by which any act must be done under this document is not a Business Day, the act must be done on or by the next Business Day;

(h)	where time is to be calculated by reference to a day or event, that day or the day of that event is excluded; and

(i)	a reference to any statement, including a warranty made by a party on the basis of its knowledge, belief or awareness, is made on the basis of the actual knowledge, belief or awareness of the Officers of the party (and no other persons) as at the date of this document.

1.3	Headings

Headings do not affect the interpretation of this document.

1.4	Reasonable endeavours

Any provision of this document which requires a party to use reasonable endeavours, or to take all steps reasonably necessary, to procure that something is performed or occurs does not include any obligation:

(a)	to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Governmental Agency or PRC Governmental Agency or fees to any professional advisers; or

(b)	to commence any legal action or proceeding against any person, to procure that thing is done or happens,

except where that provision expressly specifies otherwise.

2	Implementation of the Scheme

Target must propose and the parties implement the Scheme on the terms set out in this document, and to use all reasonable endeavours to do so as soon as reasonably practicable and otherwise in accordance with the Timetable.

3	Conditions Precedent

3.1	Conditions precedent

The Scheme is not intended to become Effective unless, and the obligations of Bidder under clause 4.2 and the Target under clause 5.1(l) are subject to, each of the following conditions precedent being satisfied or waived in accordance with clause 3.4:

(a)	Foreign investment approval

One of the following occurs before 8.00 am on the Second Court Date:

(i)	the Treasurer or his agent advises Bidder to the effect that there are no objections to the acquisition of up to all the Target Shares by Bidder (by any means permitted by the Corporations Act) in terms of the Commonwealth Government’s foreign investment policy; or

(ii)	no order is made in relation to the Transaction under section 22 of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) within a period of 40 days after Bidder has notified the Treasurer that it proposes to acquire Target Shares in accordance with the Transaction, and no notice is given by the Treasurer to Bidder during that period to the effect that there are any objections to the acquisition of the Target Shares by Bidder (by any means permitted by the Corporations Act) in terms of the Commonwealth Government’s foreign investment policy; or

(iii)	where an order is made under section 22 of the FATA, a period of 90 days has expired after the order comes into operation and no notice has been given by the Treasurer to Bidder during that period to the effect that there are any objections to the acquisition of the Target Shares by Bidder (by any means permitted by the Corporations Act) in terms of the Commonwealth Government’s foreign investment policy.

(b)	PRC regulatory approvals

Before 8.00 am on the Second Court Date, Bidder receives all approvals, consents and authorisations as required in connection with the Transaction from:

(i)	the National Development and Reform Commission of China;

(ii)	the Shandong Branch of State-owned Assets Supervision and Administration Commission of China;

(iii)	the China Securities Regulatory Commission;

(iv)	the Ministry of Commerce of the People’s Republic of China;

(v)	the State Administration of Foreign Exchange of China; and

(vi)	any other relevant PRC Governmental Agency.

(c)	ASIC and ASX Approvals

Before 8.00 am on the Second Court Date, ASIC and ASX issue or provide such consents, approvals or waivers or do such other acts which the parties determine are necessary or desirable to implement the Transaction and such acts are not withdrawn, including in the case of ASIC, providing the statement required under section 411(17)(b).

(d)	Other Regulatory Approvals

Before 8.00 am on the Second Court Date, Bidder receives all Regulatory Approvals (other than those referred to in clauses 3.1(a), 3.1(b), and 3.1(c)) that are necessary to lawfully implement the Transaction are obtained and none of those Regulatory Approvals have been withdrawn, cancelled or revoked.

(e)	No regulatory actions

Between the date of this document and 8.00 am on the Second Court Date (each inclusive):

(i)	there is not in effect any preliminary or final decision, order or decree issued by a Governmental Agency;

(ii)	no action or investigation is announced, commenced or threatened by any Governmental Agency; and

(iii)	no application is made to any Governmental Agency (other than by Bidder or any of its Associates),

in consequence of or in connection with the Transaction which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, the implementation of the Transaction or any part of it or the acquisition of Target Shares under the Scheme, or seeks to require the divestiture by Bidder of any Target Shares.

(f)	Bidder shareholder approval

Before 8.00 am on the Second Court Date, the shareholders of Bidder duly approve, in a general meeting, the Transaction in accordance with the relevant requirements of the stock exchanges and the regulatory bodies where the securities of Bidder are listed.

(g)	Bidder financing

(i)	By no later than 8.00 pm on the day prior to the First Court Date, Bidder enters into the Financing Arrangements; and

(ii)	before 8.00 am on the Second Court Date any relevant condition precedent to the Financing Arrangements has been satisfied or waived other than any condition precedent which relates to Court approval of the Scheme or the Scheme becoming Effective.

(h)	Court orders

No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition being in effect at 8.00 am on the Second Court Date which prevents the consummation of any aspect of the Transaction.

(i)	Representations and warranties

(i)	(Target) The representations and warranties of Target set out in clauses 9.1 and 10.2 are materially true and correct; and

(ii)	(Bidder) the representations and warranties of Bidder set out in clause 10.1 are materially true and correct,

in each case, as of the date of this document or on the date or dates that are referred to in the representation or warranty.

(j)	No Material Transactions

No Material Transaction occurs between the date of this document and 8.00 am on the Second Court Date (each inclusive) unless required to be undertaken or procured by the Target Group pursuant to the Transaction, or to the extent fairly disclosed in the Target Disclosure Material (including in the Target Budget) or as agreed in writing by Bidder.

(k)	Third Party consents

Before 8.00 am on the Second Court Date, Target obtains a waiver from each relevant party of all rights that might arise as a result of the Transaction under each of the following Joint Venture Agreements:

(i)	the Ashton Coal Joint Venture Agreement dated 4 April 2003 entered into by ICRA Ashton Pty Limited, International Marine Corporation Group and Itochu Coal Resources Australia Pty Ltd and others;

(ii)	Minerva Joint Venture Agreement dated 7 October 2004 entered into by Winpia Pty Ltd and Korea Resources Corporation and others; and

(iii)	any other Joint Venture Agreement under which rights may arise as a result of the Transaction.

(l)	Implementation of the SA Coal Divestment

By no later than the Second Court Date, the SA Coal Divestment is effected.

(m)	No Material Adverse Change

No Material Adverse Change occurs or becomes apparent between the date of this document and 8.00 am on the Second Court Date.

(n)	No dividends

Between the date of this document and 8.00 am on the Second Court Date (each inclusive), neither Target nor any of its Related Bodies Corporate makes or declares any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie) of more than the Dividend Amount, except any distribution paid to Target or any of Target’s Wholly-Owned Subsidiaries (other than SA Coal).

(o)	No Prescribed Occurrence

No Prescribed Occurrence occurs between the date of this document and 8.00 am on the Second Court Date.

(p)	Independent Expert Report

The Independent Expert issues its report which concludes that the Scheme is in the best interests of Scheme Participants before the date on which the Scheme Booklet is registered by ASIC under the Corporations Act and the Independent Expert does not change its conclusions or withdraw its report prior to 8.00 am on the Second Court Date.

(q)	Target Shareholder approval

Target Shareholders (excluding any holder of Excluded Shares) approve the Scheme by the necessary majorities at the Scheme Meeting (or any adjournment or postponement thereof).

(r)	Court approval of Scheme

The Court approves the Scheme under section 411(4)(b) of the Corporations Act and an office copy of the Scheme Order is lodged with ASIC as contemplated by section 411(10) of the Corporations Act.

(s)	Target Debt Facilities

Before 8.00 am on the Second Court Date, Target receives all necessary consents, waivers and releases in respect of the Transaction under the Target Debt Facilities or has received adequate assurances in relation to a suitable replacement for the relevant Target Debt Facilities.

3.2	Reasonable endeavours

(a)	Each party must use all reasonable endeavours to procure that:

(i)	each of the Conditions Precedent for which it is responsible (being the Conditions Precedent in clauses 3.1(a), 3.1(b), 3.1(f), 3.1(g), 3.1(i)(ii) in the case of Bidder, the Conditions Precedent in clauses 3.1(i)(i), 3.1(j), 3.1(k), 3.1(l), 3.1(m), 3.1(n), 3.1(o), 3.1(p) and 3.1(s) in the case of Target, and all other Conditions Precedent in the case of both Bidder and Target) is satisfied as soon as practicable after the date of this document, or continues to be satisfied at all times until the last time it is to be satisfied (as the case may require), with a view to the Effective Date occurring on or before the End Date, provided that the parties are not obliged to waive any Condition Precedent; and

(ii)	there is no event or circumstance within the reasonable control or influence of that party that would prevent the Conditions Precedent being satisfied.

(b)	Without limiting its obligations under clause 3.2(a), each party must not do or omit to do (and must procure that its Related Bodies Corporate do not do or omit to do) anything designed, intended or expected to result in any of the Conditions Precedent being breached or to prevent any of the Conditions Precedent being satisfied.

3.3	Regulatory Approvals

(a)	Without limiting the generality of clause 3.2 each party must:

(i)	apply in a timely manner for all relevant Regulatory Approvals, providing a copy to the other party of all such applications (provided that Bidder is not required to provide to Target with English translations of any Communications with or applications to any PRC Governmental Agency), and take all steps it is responsible for as part of the approval process for the Scheme, including responding to requests for information at the earliest practicable time; and

(ii)	use reasonable endeavours to consult with the other in advance in relation to all material Communications with any Governmental Agency relating to any Regulatory Approval and provide the other party with all information reasonably requested in connection with the application for any Regulatory Approval from a Governmental Agency.

(b)	A Regulatory Approval to be obtained under clause 3.3(a) will be taken to have been obtained even though a condition has been attached to it if:

(i)	it has been granted on customary terms and conditions; or

(ii)	it has been granted on terms acceptable to the party in receipt of the Regulatory Approval acting reasonably.

A condition attaching to a Regulatory Approval to be obtained under clause 3.3(a) requiring Bidder, Target or any of their Related Entities to divest any asset or business is not a customary term or condition of that approval.

(c)	For the purpose of clause 3.1(l) Target’s reasonable endeavours obligation includes an obligation to complete the SA Coal Divestment notwithstanding failure of Target to obtain any Regulatory Approval to the SA Coal Divestment.

3.4	Benefit and waiver of certain Conditions Precedent

(a)	(both parties) Target and Bidder together have the benefit of the Conditions Precedent in clauses 3.1(c), 3.1(d), 3.1(e), 3.1(g), and 3.1(h) and any breach or non-fulfilment of those Conditions Precedent can only be waived with the consent of both parties.

(b)	(Target) Target has the benefit of the Conditions Precedent in clauses 3.1(i)(ii), 3.1(p) and 3.1(s) and any breach or non-fulfilment of those conditions precedent can only be waived with the consent of Target.

(c)	(Bidder) Bidder has the benefit of the Conditions Precedent in clauses 3.1(b), 3.1(f), 3.1(i)(i), 3.1(j), 3.1(k), 3.1(l), 3.1(m), 3.1(n) and 3.1(o) and any breach or non-fulfilment of those Conditions Precedent can only be waived with the consent of Bidder.

(d)	The Conditions Precedent in clauses 3.1(a), 3.1(q) (except in the circumstances contemplated by clause 3.6(c)) and 3.1(r) cannot be waived by either party.

(e)	A party entitled to waive a Condition Precedent under this clause 3.4 may do so in its absolute discretion.

3.5	Notification of certain events

(a)	Each party must:

(i)	(keep informed) promptly inform the other either directly or through its Advisers of the steps it has taken and of its progress towards satisfaction of the Conditions Precedent;

(ii)	(notice of satisfaction) promptly notify the other if it becomes aware that any Condition Precedent has been satisfied;

(iii)	(notice of failure) promptly notify the other if it becomes aware that any Condition Precedent has failed to be satisfied or has become incapable of being satisfied or is not reasonably capable of being satisfied or of any circumstances which may reasonably be expected to lead to such a state of affairs; and

(iv)	(notice of waiver) after having given or received a notice in accordance with clause 3.5(iii) in relation to a Condition Precedent that it is entitled under clause 3.4 to waive, give notice to the other party as soon as possible (and in any event no later than five Business Days or such shorter time to ensure that notice is given before 5.00 pm on the last Business Day before the Second Court Date) as to whether or not it waives the breach or non-fulfilment of the relevant Condition Precedent, specifying the Condition Precedent in question.

(b)	Subject to the satisfaction and/or waiver of the Conditions Precedent, Bidder and Target must each provide the Court on the Second Court Date with a certificate that all of the Conditions Precedent (other than the Condition Precedent requiring Court approval of the Scheme) are satisfied, or if not satisfied, are waived.

3.6	Scheme voted down

If the Scheme is not approved by Target Shareholders at the Scheme Meeting by reason only of the non-satisfaction of the Headcount Test, and Bidder or Target considers, acting reasonably, that Share Splitting may have caused or materially contributed to the Headcount Test not having been satisfied then Target must:

(a)	seek the Scheme Order, notwithstanding that the Headcount Test has not been satisfied;

(b)	make such submissions to the Court and file such evidence as counsel engaged by Target to represent it in all Court proceedings related to the Scheme, in consultation with the Bidder, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test; and

(c)	waive the Condition Precedent in clause 3.1(q).

3.7	Consultation if Conditions Precedent not met

If:

(a)	there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with this document by the time or date specified in this document for its satisfaction; or

(b)	there is an act, failure to act, event or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in this document for its satisfaction (and the breach or non-fulfilment of the Condition Precedent which would otherwise occur has not already been waived), then the parties must consult in good faith with a view to determining whether:

(c)	the Transaction may proceed by way of alternative means or methods and, if so, to agree on the terms of such alternative means or methods;

(d)	to extend the relevant time or date for satisfaction of the Conditions Precedent;

(e)	to change the date of the application to be made to the Court for the Scheme Order or adjourning that application (as applicable) to another date agreed by the parties; or

(f)	to extend the End Date.

3.8	Failure to agree

(a)	If the parties are unable to reach agreement under clause 3.7 within five Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date), then unless that Condition Precedent is waived in accordance with clause 3.4, a party entitled to the benefit of that Condition Precedent may (subject to clause 3.8(b)) terminate this document.

(b)	A party will not be entitled to terminate this document pursuant to clause 3.8(a) if the relevant Condition Precedent has not been satisfied as a result of:

(i)	a breach of this document by that party; or

(ii)	a deliberate act or omission of that party which either alone or together with other circumstances prevents that condition being satisfied.

(c)	Termination of this document under clause 3.8(a) does not affect any accrued rights of either party arising from any breach of this document prior to termination.

4	Scheme

4.1	Scheme

Subject to the terms of this document and of the Scheme, Target must propose the Scheme, under which on the Implementation Date:

(a)	all of the Scheme Shares held by Scheme Participants will be transferred to Bidder; and

(b)	the Scheme Participants will receive the Scheme Consideration.

4.2	Scheme Consideration

Subject to the terms of the Scheme, Bidder covenants in favour of Target (in its own right and separately as trustee or nominee for each of the Scheme Participants), that in consideration for the transfer to Bidder of the Scheme Shares held by a Scheme Participant under the terms of the Scheme, Bidder will on the Implementation Date:

(a)	accept that transfer; and

(b)	in accordance with the Deed Poll and this document, pay or procure the payment of the Scheme Consideration to each Scheme Participant.

4.3	Special Dividend

Subject to the terms of the Scheme, Target covenants in favour of Bidder to declare and to the extent that Target’s available cash reserves (after allowing for all other financial commitments of Target incurred or authorised in accordance with, or as contemplated by, the terms of this document, the Target Budget or the Moolarben Budget, including all fees, costs and expenses in connection with the Transaction and its implementation) permit it to do so, pay the Special Dividend on the Implementation Date.

To the extent that Target does not have sufficient cash reserves (after allowing for all other financial commitments of Target incurred or authorised in accordance with, or as contemplated by, the terms of this document, the Target Budget or the Moolarben Budget, including all fees, costs and expenses in connection with the Transaction and its implementation) to pay the full amount of the Special Dividend on the Implementation Date, Bidder must on or before 8.00 am on the Second Court Date establish an irrevocable facility (whether by promissory note, escrow, letter of credit or similar) to guarantee the payment by Target of the full amount of the Special Dividend within 3 months of the Implementation Date.

4.4	Appointment of nominee

(a)	Bidder may, no later than 21 days after the date of this document by written notice to Target, nominate the Bidder’s Nominee to acquire all of the Scheme Shares instead of Bidder. If any such nomination is made and unless the context otherwise requires, all references in this document with respect to Bidder acquiring all of the Scheme Shares and paying the Scheme Consideration are to be construed as if references to Bidder were replaced with references to the Bidder’s Nominee.

(b)	Bidder irrevocably guarantees (as a principal obligation) the due and punctual performance by the Bidder’s Nominee of all of its obligations under or in connection with this document, the Scheme and the Deed Poll.

(c)	If Bidder’s Nominee commits any default or breach of this document, Bidder must, immediately on written demand by Target, perform all obligations (if any) of Bidder’s Nominee in accordance with the provisions of this document.

(d)	The Bidder’s Nominee must continue to be a Wholly-Owned Subsidiary of Bidder, and Bidder must not enter any agreement pursuant to which Bidder’s Nominee could cease to be its Wholly-Owned Subsidiary, until at least one day after the Implementation Date.

5	Steps for implementation

5.1	Target’s obligations

Target must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Scheme on a basis consistent with this document, in accordance with the Timetable, and in particular Target must:

(a)	(announce recommendation of the Scheme) make (and not withdraw) the Announcement on the Announcement Date, including stating that each member of the Target Board:

(i)	recommends to Target Shareholders that the Scheme is in the best interests of Target and Target Shareholders and that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme;

(ii)	who holds Target Shares intends to vote his or her Target Shares in favour of the resolution(s) to be proposed at the Scheme Meeting to approve the Scheme,

such statement of recommendation or intention to be expressed as subject only to:

(iii)	the Independent Expert concluding that the Scheme is in the best interests of Target Shareholders; and

(iv)	there being no Superior Proposal;

(b)	(Scheme Booklet):

(i)	promptly prepare and, subject to approval by the Court, despatch the Scheme Booklet to the Target Shareholders. Target must prepare the Scheme Booklet in accordance with clause 5.5 and attempt to ensure that the Scheme Booklet complies with the requirements of:

(A)	the Corporations Act and the Corporations Regulations 2001 (Cth);

(B)	ASIC policy; and

(C)	the ASX Listing Rules.

(ii)	ensure that the Scheme Booklet includes:

(A)	the Scheme;

(B)	a statement that the Target Board unanimously recommends approval of the Scheme (subject to there being no Superior Proposal); and

(C)	notice of Scheme Meeting and proxy form

(iii)	ensure that the Scheme Booklet is:

(A)	as at the date the Scheme Booklet is despatched to Target Shareholders, other than in relation to the Bidder Information, not be misleading or deceptive in any material respect (whether by omission or otherwise); and

(B)	updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the Target Information is not misleading or deceptive in any material respect (whether by omission or otherwise);

(c)	(Independent Expert):

(i)	after consulting with Bidder, promptly appoint the Independent Expert (and any other specialist expert required) and provide all assistance and information reasonably requested by the Independent Expert (and any other specialist expert) in connection with the preparation of the necessary report(s) for inclusion in the Scheme Booklet; and

(ii)	on receipt, provide Bidder with a copy of any draft of the Independent Expert’s Report (and any other specialist report);

(d)	(approval of Regulator’s Draft) as soon as practicable after the preparation of an advanced draft of the Scheme Booklet suitable for review by ASIC, procure that a meeting of the Target Board (or a duly appointed committee of the Target Board) is convened to approve that draft as being in a form appropriate for provision to ASIC for review;

(e)	(liaison with ASIC) as soon as practicable after the resolution referred to in clause 5.1(d) is passed, provide the Regulator’s Draft, to ASIC, and:

(i)	liaise with ASIC during the period of its consideration of that draft of the Scheme Booklet;

(ii)	promptly keep Bidder informed of any matters raised by ASIC in relation to the Scheme Booklet, and use all reasonable endeavours in cooperation with Bidder to resolve any such matters; and

(iii)	at Bidder’s request, allow Bidder to attend meetings and discussions with ASIC or ASX (provided that ASIC and ASX express no objection to same);

(f)	(approval of Scheme Booklet) as soon as practicable at the conclusion of the review by ASIC of the Scheme Booklet, procure that a meeting of the Target Board (or a duly appointed committee of the Target Board) is convened to approve the Scheme Booklet in the form approved by ASIC and also to approve an application to the Court for an order that the Scheme Meeting be convened;

(g)	(section 411(17)(b) statements) apply to ASIC for the production of a statement in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(h)	(Register details) subject to the Scheme:

(i)	provide all necessary information about the Target Shareholders to Bidder which Bidder requires in order to assist Bidder to identify the Target Shareholders and to facilitate the payment of the Scheme Consideration to Scheme Participants;

(ii)	direct the Target’s share registry to promptly provide any information that Bidder reasonably requests in relation to the Register including any sub-register and, where requested by Bidder, Target must procure such information is provided to Bidder in such electronic form as is reasonably requested by Bidder; and

(iii)	promptly send such notices under section 672A of the Corporations Act at such times and to such persons as Bidder reasonably requires, and give copies of the responses Target receives to Bidder.

(i)	(Scheme Meeting) promptly after, and provided that, the approvals in clauses 5.1(f) and 5.4(e) have been received:

(i)	apply to the Court for an order under section 411(1) of the Corporations Act directing Target to convene the Scheme Meeting; and

(ii)	take all steps necessary to comply with the orders of the Court including, as required, despatching the Scheme Booklet to the Target Shareholders and holding the Scheme Meeting;

(j)	(Court documents) consult with Bidder in relation to the content of the documents required for the purpose of each of the Court hearings on the First Court Date and Second Court Date (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, comments from Bidder and its Representatives on those documents;

(k)	(registration of explanatory statement) request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(l)	(approval and implementation of Scheme) if the resolution submitted to the Scheme Meeting is passed by the necessary majorities and once the Conditions Precedent are satisfied or waived, promptly apply (and, to the extent necessary, re-apply) to the Court for orders approving the Scheme and if that approval is obtained:

(i)	promptly lodge with ASIC an office copy of the Scheme Order in accordance with section 411(10) of the Corporations Act;

(ii)	close the Register as at the Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

(iii)	execute proper instruments of transfer, and, subject to Bidder providing the Scheme Consideration, effect and register the transfer, of the Scheme Shares in accordance with the Scheme; and

(iv)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme;

(m)	(ASX listing) use its reasonable endeavours to ensure that the Target Shares continue to be quoted on the official list conducted by ASX until the Target Suspension Date;

(n)	(legal representation) allow, and not oppose, any application by Bidder for leave of the Court to be represented, or the separate representation of Bidder by counsel, at the First Court Date and the Second Court Date;

(o)	(publication of information) as soon as they become available, publish on its website the dates fixed for any Court hearing in relation to the Scheme, including any adjournments or continuance of those hearings, the date of the Scheme Meeting, and the text of all announcements made to ASX in connection with the Transaction; and

(p)	(compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction.

Target is to be taken to have fulfilled, in a timely manner, its obligations under this clause 5.1 if such obligations are completed by the time scheduled for such events as set out in the Timetable.

5.2	Recommendations of Target Directors and promotion of Transaction

(a)	Prior to entering into this document, Target has been advised by each Target Director that they intend to:

(i)	recommend to Target Shareholders that the Scheme is in the best interests of Target and that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme; and

(ii)	vote their Target Shares in favour of the resolution(s) to be proposed at the Scheme Meeting to approve the Scheme,

subject only to:

(iii)	the Independent Expert concluding that the Scheme is in the best interests of Target Shareholders; and

(iv)	there being no Superior Proposal.

(b)	During the Exclusivity Period, Target must use its reasonable endeavours to procure that, subject only to:

(i)	the proper performance by the Target Directors of their fiduciary duties;

(ii)	the Independent Expert concluding that the Scheme is in the best interests of Target Shareholders; and

(iii)	there being no Superior Proposal,

each Target Director maintains (including by statements in the Scheme Booklet) their recommendation that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme and that no Target Director makes any public statement or any statement to brokers, analysts, journalists, Target Shareholders or professional or institutional investors which would suggest that the Transaction is not unanimously recommended by the Target Board.

(c)	During the Exclusivity Period, Target must procure that the Chairman of the Target Board, the Managing Director of Target and such other senior executives of Target or its Related Bodies Corporate as reasonably requested by Bidder participate in efforts reasonably required by Bidder to promote the merits of the Transaction, including:

(i)	meeting with key Target Shareholders if requested to do so by Bidder; and

(ii)	communicating with Target’s employees, customers and suppliers and the employees, customers and suppliers of Target’s Related Bodies Corporate,

subject only to:

(iii)	the Independent Expert concluding that the Scheme is in the best interests of Target Shareholders; and

(iv)	there being no Superior Proposal.

5.3	Transaction Implementation Committee

(a)	As soon as practicable after the date of this document, the parties are to establish the Transaction Implementation Committee comprising the Target Committee Members and of the Bidder Committee Members and such other persons as the parties may agree.

(b)	The Transaction Implementation Committee is to be a forum for consultation and planning by the parties to implement the Transaction and to consult in relation to the operation of Target Group’s business including matters relating to Material Transactions prior to the Implementation Date.

(c)	The Transaction Implementation Committee is to meet at least fortnightly.

(d)	If any clause of this document requires Bidder’s consent in relation to the ongoing business operations of the Target, such consent is to be taken to have been given by Bidder if the Bidder Committee Members indicate their support for the matter at a properly convened meeting of the Transaction Implementation Committee.

(e)	Nothing in this clause requires either party to act at the direction of the other, and each party acknowledges that:

(i)	the business of each party and its Subsidiaries is intended to continue to operate independently until the Implementation Date; and

(ii)	nothing in this document is intended to constitute the relationship of a partnership or similar.

5.4	Bidder’s obligations

Bidder must execute all documents and do all acts within its power as may be necessary for the implementation of the Scheme on a basis consistent with this document, in accordance with the Timetable, and in particular Bidder must:

(a)	(Bidder Information):

(i)	prepare and provide to Target the Bidder Information for the purposes of any Regulatory Approvals and for inclusion in the Scheme Booklet as soon as is reasonably practicable, and consult with Target in relation to the content of the Bidder Information;

(ii)	ensure that the Bidder Information is not misleading or deceptive in any material respect (whether by omission or otherwise); and

(iii)	provide to Target all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the Bidder Information is not misleading or deceptive in any material respect (whether by omission or otherwise);

(b)	(Independent Expert) provide all assistance and information reasonably requested by the Independent Expert (and any other specialist expert required) in connection with the preparation of all necessary report(s) for the purposes of the Scheme Booklet;

(c)	(assistance) provide any assistance or information reasonably requested by Target in connection with the preparation of the Scheme Booklet and any other document to be sent to Target Shareholders in order to facilitate satisfaction of the Condition Precedent in clause 3.1(q);

(d)	(approval of draft for ASIC) as soon as practicable after the preparation of an advanced draft of the Scheme Booklet suitable for review by ASIC, procure that a meeting of the Bidder Board (or a duly appointed committee of the Bidder Board) is convened to approve the Bidder Information in the Scheme Booklet as being in a form appropriate for provision to ASIC for review;

(e)	(approval of Scheme Booklet) as soon as practicable at the conclusion of the review by ASIC of the Scheme Booklet, procure that a meeting of the Bidder Board (or a duly appointed committee of the Bidder Board) is convened to approve the Bidder Information in the Scheme Booklet;

(f)	(legal representation) procure that Bidder is represented by counsel at the First Court Date and Second Court Date, at which, through its counsel, Bidder will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under the Scheme, and, to the extent that leave of the Court is required for Bidder to be represented at those Court hearings, apply for that leave;

(g)	(Deed Poll) prior to the First Court Date, execute the Deed Poll;

(h)	(Scheme Consideration) if the Scheme becomes Effective, Bidder pays the Scheme Consideration on the Implementation Date in accordance with the Deed Poll and clause 4.2 of this document; and

(i)	(compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction.

Bidder will be taken to have fulfilled, in a timely manner, its obligations under this clause 5.4 if such obligations are completed by the time scheduled for such event as set out in the Timetable.

5.5	Preparation of the Scheme Booklet

(a)	(Drafts) Target must:

(i)	make available to Bidder such drafts of the Scheme Booklet as are reasonably requested by Bidder (including all drafts of the Independent Expert’s Report and any other specialist report) received by Target);

(ii)	provide to Bidder a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised to enable Bidder to review the Regulator’s Draft at least three Business Days before its submission to ASIC;

(iii)	consult with Bidder in relation to the content of those drafts (including the inclusion of any Bidder Information);

(iv)	consider in good faith, for the purpose of amending those drafts, comments from Bidder and its Representatives on those drafts; and

(v)	obtain the written consent from Bidder for the form and context in which any Bidder Information appears in the Scheme Booklet.

(b)	(Dispute) If there is a dispute on any part of the Scheme Booklet (including the Bidder Information), the parties must refer the matter to the Transaction Implementation Committee for resolution. The Transaction Implementation Committee must use its reasonable endeavours to resolve the dispute within two Business Days from the date of referral of the matter.

5.6	Compliance with obligations

Target and Bidder must use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external Advisers) to comply with their respective obligations in this clause 5 and to produce the Scheme Booklet in accordance with the Timetable.

5.7	Court proceedings

(a)	If the Court refuses to make an order convening the Scheme Meeting or approving the Scheme, at Bidder’s request Target must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent Senior Counsel indicates that, in their view, an appeal would have a less than 50% prospect of success, in which case either party may terminate this document).

(b)	Each of Bidder and Target must vigorously defend, or must cause to be vigorously defended, any lawsuits or other claims or proceedings (including any Takeovers Panel proceedings) brought against it (or any member of the Bidder Group or Target Group) challenging this document or the completion of the Transaction. Neither Bidder nor Target may settle or compromise (or permit any member of the Bidder Group or Target Group to settle or compromise) any claim brought in connection with this document without the prior written consent of the other, such consent not to be unreasonably withheld.

(c)	Any costs incurred as a result of the operation of this clause are to be borne equally by Bidder and Target.

5.8	Board and management changes

As soon as practicable:

(a)	on the Implementation Date, Target must cause the appointment as directors of Target of such number of persons nominated by Bidder as would constitute those nominees (acting together) as a majority of the directors on the Target Board; and

(b)	on the Implementation Date, Target must use its reasonable endeavours to ensure that such members of the Target Board as nominated by Bidder resign from the Target Board, and that each such director provide written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against Target.

6	Options

6.1	Exercise of discretions

Target must use its reasonable endeavours to ensure that the Target Board must, as soon as practicable after the date of this document, exercise any discretions in relation to Options and Option Rights to issue all outstanding Options which it is required to issue under the Target ESP so as to allow the Options to be exercised, and the Target Shares issued upon that exercise, to be acquired under the Scheme. Target must disclose to Bidder as soon as practicable the extent to which these discretions have been exercised.

6.2	Option deed

Target must use its reasonable endeavours to ensure that each holder of an Option or an Option Right enters into a deed (in a form reasonably acceptable to Bidder) as soon as practicable under which they agree:

(a)	to exercise all their Options before the date that is 5 Business Days before the Record Date; and

(b)	in the event they still hold any Options or Option Rights as at the date that is 5 Business Days before the Record Date, to:

(i)	not exercise any of their Options or Option Rights during the period commencing on the date that is 5 Business Days before the Record Date and ending on the Implementation Date; and

(ii)	the cancellation of those Options and Option Rights on the Implementation Date for consideration not exceeding the amount payable for each Target Share through the implementation of the Scheme minus the exercise price for the Option.

6.3	Exercise of Options

Target must issue any Target Shares which it becomes required to issue on exercise of any Options, whether as a result of the exercise of the Target Board’s discretion or not, before the date that is 2 Business Days before the Record Date.

7	Conduct of business and requests for access

7.1	Conduct of Target business

During the Exclusivity Period, Target must:

(a)	procure that the Target Group conducts its business and operations in the ordinary course and substantially consistent (subject to any applicable laws, regulations and Regulatory Approvals) with the manner in which each such business and operation has been conducted in the period prior to the date of this document and in compliance in all material respects with all applicable laws, regulations and Regulatory Approvals;

(b)	to the extent consistent with that obligation, use its reasonable endeavours to preserve intact the Target Group’s current business organisation, to keep available the services of the current Officers of it and its Related Bodies Corporate and to preserve the Target Group’s relationship with Governmental Agencies, ratings agencies, customers, suppliers, licensors, licensees and others having business dealings with it, and

(c)	without limiting clauses 7.1(a) and 7.1(b), continue to develop or procure the development of the Moolarben Project in accordance with the Moolarben Budget, and the Target Group’s business and operations in accordance with the Target Budget, except to the extent required to be done or procured by Target pursuant to, or which is otherwise expressly permitted by, this document, or the undertaking of which Bidder has approved in writing, such approval not to be unreasonably withheld or delayed.

7.2	Access to information

(a)	During the Exclusivity Period, and for so long as the Target Board considers the Transaction to be in the best interests of Target Shareholders and recommends that Target Shareholders and that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme in accordance with clause 5.1(a), Target must, and must procure each of its Subsidiaries to, respond to reasonable requests from Bidder and its Representatives (including in response to requests for information from the stock exchanges on which and the regulatory bodies in jurisdictions where the securities of Bidder are listed) for information concerning the Target Group businesses and operations, and give Bidder and its Representatives reasonable access to its Officers and records, and otherwise provide reasonable co-operation to Bidder and its Representatives, in each case for the purposes of:

(i)	the implementation of the Transaction;

(ii)	the integration of the Target Group and the Bidder Group following the completion of the Transaction;

(iii)	information required for the purposes of the Information Circular; or

(iv)	any other purpose which is agreed in writing between the parties,

subject to the proper performance by the directors and Officers of Target and its Subsidiaries of their fiduciary duties.

(b)	Without limiting clause 7.2(a), during the Exclusivity Period and for so long as the Target Board considers the Transaction to be in the best interests of Target Shareholders and recommends that Target Shareholders and that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme in accordance with clause 5.1(a), Target must consult with Bidder in relation to the conduct of material aspects of the Target Group businesses and operations, and consider in good faith Bidder’s views in relation to the same, and:

(i)	consult with Bidder in relation to any proposed extension, renewal, replacement, revocation, amendment or surrender of any Regulatory Approval of a type referred to in paragraph (a) of the definition of Regulatory Approval that is material to the business or operations of Target or any of its Related Bodies Corporate, and promptly take, or refrain from taking, such action in relation to that proposal as may be reasonably requested by Bidder (such reasonableness to be determined having regard to the interests of the Target Group); and

(ii)	consult with Bidder in relation to any material dealings with any Governmental Agency in connection with the business or operations of Target or any of its Related Bodies Corporate.

(c)	The obligations in clauses 7.2(a) and 7.2(b) do not require Target to:

(i)	provide information to Bidder concerning the Target Directors’ and management’s consideration of the Transaction;

(ii)	provide any commercially sensitive or competitive information; or

(iii)	breach an obligation of confidentiality to any person,

and nothing in those clauses entitles either party to terminate this document or to claim damages for breach of contract in the event that they are not satisfied.

(d)	The parties acknowledge that all information which is provided pursuant to this clause 7.2 will be provided subject to the terms of the Confidentiality Agreement.

8	Break fees

8.1	Payment of costs

(a)	Target and Bidder believe that the Transaction will provide benefits to Target, Bidder and their respective shareholders, and acknowledge that if they enter into this document and the Transaction is subsequently not implemented, both parties will incur significant costs.

(b)	In the circumstances referred to in clause 8.1(a):

(i)	both parties requested that provision be made for the payments referred to in clauses 8.2 and 8.3, without which neither party would have entered into this document; and

(ii)	the Target Board and the Bidder Board believe that it is appropriate for both parties to agree to the payments referred to in clauses 8.2 and 8.3 in order to secure each other’s participation.

(c)	Target and Bidder acknowledge that the Target Break Fee and the Bidder Break Fee represent a reasonable amount to compensate the other for the following:

(i)	advisory costs (including costs of Advisers);

(ii)	costs of management and directors’ time;

(iii)	out of pocket expenses; and

(iv)	reasonable opportunity costs in pursuing the Transaction or not pursuing other alternative acquisitions or strategic initiatives.

(d)	Clauses 8.2 and 8.3 do not limit the rights of Target and Bidder in respect of any Claims which they may have against each other under this document.

8.2	Target Break Fee

(a)	Subject to clauses 8.2(b) and 8.4(a), Target must pay Bidder the Target Break Fee in accordance with clause 8.5(a), without withholding or set off, if:

(i)	at any time during the Exclusivity Period, any of the following occur:

(A)	any Target Director fails to state that they recommend to Target Shareholders that the Scheme is in the best interests of Target and Target Shareholders and that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme, or publicly changes (including by attaching qualifications to) or withdraws that statement or recommendation; or

(B)	a Competing Proposal is announced or made and is publicly recommended, promoted or otherwise endorsed by a majority of the Target Directors;

(ii)	a Competing Proposal is announced or made before the expiry of the Exclusivity Period, and is completed at any time prior to the first anniversary of the date of this document and, as a result, a Third Party acquires a Relevant Interest and/or economic interest in at least 20% of the Target Shares; or

(iii)	Bidder terminates this document in accordance with clause 13.1(d) or 13.2.

(b)	Despite any other term of this document, the Target Break Fee is only payable once and will not be payable to Bidder if Target is entitled to terminate this document under clause 13.1(d).

8.3	Bidder Break Fee

(a)	Subject to clauses 8.3(b) and 8.4(b), Bidder must pay Target the Bidder Break Fee in accordance with clause 8.5(b), without withholding or set-off, if Target terminates this document in accordance with:

(i)	clause 13.1(d) (but only in the event that Bidder is not entitled to terminate this document under clause 13.1(d)); or

(ii)	clause 3.8 where there has been a breach or non-fulfilment of the Condition Precedent set out in clause 3.1(g).

(b)	Despite any other term of this document, the Bidder Break Fee will only be payable once.

8.4	Compliance with law

(a)	If a court or the Takeovers Panel determines that any part of the Target Break Fee:

(i)	constitutes or would, if performed, constitute:

(A)	a breach of the fiduciary or statutory duties of the Target Board; or

(B)	unacceptable circumstances within the meaning of the Corporations Act; or

(ii)	is unenforceable or would, if paid, be unlawful for any reason,

then Target will not be obliged to pay such part of the Target Break Fee and, if such fee has already been paid, then Bidder must within 5 Business Days after receiving written demand from Target refund that part of the Target Break Fee to Target.

(b)	If a court or the Takeovers Panel determines that any part of the Bidder Break Fee:

(i)	constitutes or would, if performed, constitute:

(A)	a breach of the fiduciary or statutory duties of the Bidder Board; or

(B)	unacceptable circumstances within the meaning of the Corporations Act; or

(ii)	is unenforceable or would, if paid, be unlawful for any reason,

then Bidder will not be obliged to pay such part of the Bidder Break Fee and, if the such fee has already been paid, then Target must within 5 Business Days after receiving written demand from Bidder refund that part of the Bidder Break Fee to Bidder.

(c)	If in Takeovers Panel proceedings described in clause 8.4(a) and 8.4(b), the Takeovers Panel indicates to Target and Bidder or either of them that in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth) it will make a declaration of Unacceptable Circumstances, each of Bidder and Target (as the case may be) may give that undertaking on their own behalf and must give reasonable consideration to giving that undertaking if requested by the other party. Where such undertakings are given, this clause 8 will operate in a manner consistent with the terms of such undertakings.

8.5	Time for payment

(a)	Target must pay Bidder the Target Break Fee, if it is payable pursuant to clause 8.2(a), within 5 Business Days after receiving a written notice from Bidder setting out the relevant circumstances and requiring payment of the Target Break Fee.

(b)	Bidder must pay Target the Bidder Break Fee, if it is payable pursuant to clause 8.3(a), within 5 Business Days after receiving a written notice from Target setting out the relevant circumstances and requiring payment of the Bidder Break Fee.

(c)	A written notice requiring payment of the Target Break Fee or the Bidder Break Fee, as applicable, may only be made after this document is terminated in accordance with its terms.

9	Exclusivity

9.1	Termination of existing discussions

At the date of this document, Target represents and warrants that:

(a)	it has terminated all other negotiations or discussions in respect of any Competing Proposal at the date of this document with any other person; and

(b)	it has requested that Target confidential information held by any party who participated as a potential bidder in relation to Project Panther be returned or destroyed in accordance with the terms of any confidentiality agreement Target has with that potential bidder.

9.2	No shop restriction

During the Exclusivity Period, Target must not, and must ensure that each of its Representatives does not, except with the prior written consent of Bidder, directly or indirectly solicit, invite, facilitate, encourage or initiate any Competing Proposal or any enquiries, negotiations or discussions with any Third Party in relation to, or which may reasonably be expected to lead to, a Competing Proposal, or communicate any intention to do any of those things.

9.3	No talk restriction

During the Exclusivity Period Target must not, and must ensure that each of its Representatives do not, except with the prior written consent of Bidder, enter into, continue or participate in negotiations or discussions with, or enter into any agreement, arrangement or understanding with, any Third Party in relation to, or which may potentially lead to a Competing Proposal, even if:

(a)	the Competing Proposal was not directly or indirectly solicited, invited, facilitated, encouraged or initiated by Target or any of its Representatives; or

(b)	the Competing Proposal has been publicly announced,

unless the Target Board, acting in good faith and in order to satisfy what the Target Board reasonably considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal but only if that Competing Proposal was not directly or indirectly solicited, invited, facilitated, encouraged or initiated by Target or any of its Representatives in a manner that would breach its obligations under this clause 9.3 or clauses 9.2 or 9.4.

9.4	No due diligence

Without limiting the general nature of clause 9.3, during the Exclusivity Period, Target must not, and must ensure that each of its Representatives do not, except with the prior written consent of Bidder, make available to any Third Party (other than to Bidder or any of its Representatives) or permit any such Third Party to receive any non-public information relating to Target or any of its Related Bodies Corporate in connection with such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal, unless:

(a)	the Target Board, acting in good faith and in order to satisfy what the Target Board reasonably considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal but only if that Competing Proposal was not directly or indirectly solicited, invited, facilitated, encouraged or initiated by Target or any of its Representatives in a manner that would breach its obligations under this clause 9.4 or clauses 9.2 or 9.3; and

(b)	if Target proposes to provide any confidential information to a Third Party, before Target provides such information to the Third Party, the Third Party has entered into a written agreement in favour of Target regarding the use and disclosure of the confidential information by the person and which restricts the Third Party’s ability to solicit the employees of the Target Group and that information has been provided to Bidder (to the extent that it has not already provided it but not including any confidential information provided by the Third Party to Target or any confidential information relating to the potential Competing Proposal).

9.5	Notification by Target

(a)	During the Exclusivity Period, Target must promptly notify Bidder if:

(i)	it is approached by any Third Party to take any action of a kind that would breach its obligations under clauses 9.3 or 9.4 (or that would breach its obligations under clauses 9.3 or 9.4 if it were not for the provisos to the relevant clause); or

(ii)	it proposes to take any action of a kind that would breach its obligations under clauses 9.3 or 9.4 (or that would breach its obligations under clauses 9.3 or 9.4 if it were not for the provisos to the relevant clause), unless (and only to the extent that) the Target Board, acting reasonably and in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Bidder.

(b)	If the Target Board receives a Superior Proposal, and as a result proposes to publicly change or withdraw its statement that it considers the Transaction to be in the best interests of Target Shareholders and/or its recommendation that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme, the Target Board must give Bidder 5 clear Business Days notice (such notice to be in writing) of such proposed change or withdrawal, and provide to Bidder all material terms of the applicable Competing Proposal, including details of the proposed price or implied value (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Target will ask the person who has made the applicable Competing Proposal (the Competing Party) for their consent to their name being provided by Target to Bidder on a confidential basis. Target will have no obligation to disclose the identity of the Competing Party to Bidder if the Competing Party does not consent to such disclosure. Any information provided pursuant to this clause 9.5(b) will be provided subject to the terms of the Confidentiality Agreement.

(c)	During the period of 5 clear Business Days referred to in clause 9.5(b), Bidder will have the right to make a new proposal or propose a revision to the Transaction (a Bidder Counterproposal) so that the new proposal or revised Transaction (as applicable) would provide a superior outcome for the Target Shareholders than the applicable Competing Proposal.

(d)	The Target Board must consider any such Bidder Counterproposal and if the Target Board, acting in good faith, determines that:

(i)	the Bidder Counterproposal would provide a superior outcome for the Target Shareholders than the applicable Competing Proposal (it being acknowledged that the price or value implied by the Bidder Counterproposal does have to be above, but does not have to be materially above, the price or value implied by the applicable Competing Proposal for the Target Board to consider the Bidder Counterproposal in relation to price to be superior); and

(ii)	the other terms and conditions of the Bidder Counterproposal taken as a whole are not less favourable than those in the applicable Competing Proposal,

then Bidder must publicly announce and take all reasonable steps to effect the new proposal or variations of the Transaction (as applicable) that are necessary to reflect the Bidder Counterproposal (including any amendments to the amount of the Scheme Consideration), enter into any necessary agreements to give effect to those variations, and implement the Bidder Counterproposal, in each case as soon as reasonably practicable.

9.6	Revisions to a Competing Proposal

Any material modification to any Competing Proposal (which will include any modification relating to the price or value of any Competing Proposal) will be taken to make that proposal a new Competing Proposal in respect of which Target must comply with its obligations under this clause 9.

10	Representations and warranties

10.1	Bidder representations and warranties

Bidder represents and warrants to Target that, except as consented to in writing by Target:

(a)	on each date from the date of this document until (and including) 8.00 am on the Second Court Date:

(i)	Bidder is a corporation validly existing under the laws of its place of incorporation;

(ii)	Bidder has the power to enter into and perform its obligations under this document, including carrying out the transactions contemplated by this document;

(iii)	Bidder has taken all necessary corporate actions to authorise the entry into this document and have taken and will take all necessary corporate action to authorise the performance of this document and of their obligations in relation to the Transaction;

(iv)	Bidder will apply for all necessary Regulatory Approvals in order for Bidder to enter into this document and to carry out the transactions contemplated by this document and will use its reasonable endeavours to progress those applications in accordance with its obligations under this document;

(v)	this document constitutes valid and binding obligations on Bidder and is enforceable in accordance with its terms;

(vi)	the execution and performance by Bidder of this document and each transaction contemplated by this document did not and will not violate in any respect a provision of:

(A)	a law or treaty or a judgment, ruling, order or decree binding on it; or

(B)	its constitution;

(b)	the Bidder Information:

(i)	will be provided in good faith and on the understanding that Target and each of the Officers of Target will rely on that information for the purposes of preparing the Scheme Booklet and proposing the Scheme, and that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report; and

(ii)	will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and all relevant policy statements, practice notes and other guidelines and requirements of ASIC;

(c)	the Bidder Information included or incorporated by reference in the Scheme Booklet in the form consented to by Bidder will not, as at the date of dispatch of the Scheme Booklet to the Target Shareholders, contain any statement which is misleading or deceptive in any material respect (by omission or otherwise);

(d)	as at the date of this document, Bidder’s Voting Power in Target, including in any of Target’s securities or any right, warrant or option to acquire any of the foregoing or any other economic interest in any such securities (including any interest arising under a derivative or swap arrangement) is nil; and

(e)	it is not, and will not be, entitled to make any claim of immunity from suit or judgment (whether in respect of itself, its assets or its income) in any jurisdiction in which proceedings may be taken for the enforcement of this document, and to the extent that in any such jurisdiction there may be attributed such immunity (whether or not claimed) it will not claim such immunity and expressly waives such immunity.

10.2	Target representations and warranties

Target represents and warrants to Bidder that, except as consented to in writing by Bidder:

(a)	on each date from the date of this document until (and including) 8.00 am on the Second Court Date:

(i)	Target is a corporation validly existing under the laws of its place of incorporation;

(ii)	Target has the power to enter into and perform its obligations under this document and to carry out the transactions contemplated by this document;

(iii)	Target has taken all necessary corporate action to authorise the entry into this document and has taken or will take all necessary corporate action to authorise the performance of this document;

(iv)	this document constitutes valid and binding obligations on Target and is enforceable in accordance with its terms; and

(v)	the execution and performance by Target of this document and each transaction contemplated by this document did not and will not violate in any respect a provision of:

(A)	a law or treaty or a judgment, ruling, order or decree binding on it or any of its Related Bodies Corporate;

(B)	its constitution; or

(C)	any other document or agreement which is binding on it or its assets, or any of its Related Bodies Corporate or their assets;

(b)	the Target Information included in the Scheme Booklet:

(i)	will be included in good faith and on the understanding that Bidder and each of the Officers of Bidder will rely on that information for the purposes of considering and approving the Bidder Information in the Scheme Booklet and approving the entry by Bidder into the Deed Poll, and that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report; and

(ii)	will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and all relevant policy statements, practice notes and other guidelines and requirements of ASIC;

(c)	the Target Information included or incorporated by reference in the Scheme Booklet will not, as at the date of despatch of the Scheme Booklet to the Target Shareholders, contain any statement which is misleading or deceptive in any material respect (by omission or otherwise);

(d)	as at the date of this document, the total securities of Target on issue are as follows:

(i)	196,455,038 Target Shares; and

(ii)	0 Options; and

(iii)	170,000 Option Rights,

and neither Target nor any of its Related Bodies Corporate has issued (or is actually or contingently required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Target securities;

(e)	on each date from the date of this document until (and including) 8.00 am on the Second Court Date:

(i)	has materially complied with its obligations under chapter 3 of the ASX Listing Rules and the information disclosed to ASX is true and correct in all material respects;

(ii)	is not withholding any information from Bidder that is being withheld from public disclosure in reliance on ASX Listing Rule 3.1A; and

(iii)	the Target Disclosure Material has been disclosed in good faith, and Target has used all reasonable endeavours to ensure there is no other material information, and is not aware of any other material information, that has not been disclosed to Bidder and is objectively necessary for Bidder to make an informed decision as to whether to proceed with the Transaction; and

(f)	as at the date of this document, Target’s Voting Power in Bidder, including in any of Bidder’s securities or any right, warrant or option to acquire any of the foregoing or any other economic interest in any such securities (including any interest arising under a derivative or swap arrangement) is nil.

10.3	Reliance by parties

Each party (Representor) acknowledges that in entering into this document the other party has relied on the representations and warranties provided by the Representor under this clause 10.

10.4	Notifications

Each party will promptly advise the other party in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 10.

10.5	Status of representations and warranties

Each representation and warranty in this clause 10:

(a)	is severable;

(b)	will survive the termination of this document; and

(c)	is given with the intent that liability under it will not be confined to breaches which are discovered prior to the date of termination of this document.

11	Confidentiality

11.1	Confidentiality Agreement

Except as set out in clause 11.2, the parties acknowledge that:

(a)	Bidder accedes to the Confidentiality Agreement;

(b)	the parties to the Confidentiality Agreement continue to be bound by the Confidentiality Agreement after the date of this document; and

(c)	the rights and obligations of the parties under the Confidentiality Agreement and Bidder under clause 11.1(a) survive termination of this document.

11.2	Disclosure on termination of this document

If this document is terminated under clause 13, either party may disclose by way of announcement to ASX or any stock exchange on which securities of Bidder are listed the fact that this document has been terminated, where such disclosure is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed, and provided, where reasonably practicable, that party consults with the other party as to (and gives the other party a reasonable opportunity to comment on) the form and content of the announcement prior to its disclosure.

12	Public announcements and Communications

12.1	Public announcements

(a)	On the Announcement Date, Target must release the Announcement.

(b)	Subject to any deadlines imposed by law or applicable stock exchange requirement and clause 12.3, any public announcements made in connection with the Transaction must be made outside the trading hours of all of ASX, the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

(c)	Subject to clauses 12.1(d), 11.2 and 12.3, prior to making any other public announcement or disclosure in connection with the Transaction, each party must use its reasonable endeavours to consult with the other party as to, and seek to agree with the other party (each party acting reasonably and in good faith), the form and content of that announcement or disclosure.

(d)	Subject to clauses 11.2 and 12.3, where a party is required by applicable law or regulation, the ASX Listing Rules or any other applicable stock exchange regulation to make any announcement or to make any disclosure in connection with the Transaction, it may do so only after it has given the other party as much notice as is reasonably practicable in the context of any deadlines imposed by law or applicable requirement, but in any event prior notice, and has consulted with the other party as to (and has given the other party a reasonable opportunity to comment on) the form and content of that announcement or disclosure and taken all reasonable steps to restrict that disclosure to the greatest extent possible.

12.2	Agreement on Communications

Except in relation to Communications regulated by clause 12.1 and to the extent permitted by applicable law, and subject to clause 12.3:

(a)	Bidder and Target must in good faith consult with each other and agree in advance on all aspects (including the timing, form, content and manner) of:

(i)	any Communications with any Governmental Agency or PRC Governmental Agency; and

(ii)	any press release,

in relation to the conduct of the Transaction, whether or not such Communications are for the purposes of satisfying a Condition Precedent;

(b)	each of Bidder and Target must ensure that any other Communications with third parties in relation to the Transaction (such as with employees or shareholders or with the media other than by way of press release) must be in accordance with the communication protocols and messages agreed between the parties (and if branded with the name or logo of the other party, must be consented to by that party);

(c)	each party must provide copies to the other party of any written Communications sent to or received from a person referred to in clause 12.2(b) promptly upon despatch or receipt (as the case may be); and

(d)	each party will have the right to be present and make submissions at or in relation to any proposed meeting with any Governmental Agency in relation to the Transaction; and

(e)	Bidder is not required to provide to Target with English translations of any Communications with any PRC Governmental Agency.

12.3	Announcements and Communications when there is a Competing Proposal

The requirements of clauses 12.1(b), 12.1(c), 12.1(d) and 12.2 do not apply to Bidder if a Competing Proposal has been announced and has not been publicly withdrawn.

13	Termination

13.1	Termination by either party

A party (terminating party) may terminate this document with immediate effect by giving notice to the other parties if:

(a)	(resolution voted down) the resolution to approve the Scheme submitted to the Scheme Meeting is not approved by the requisite majorities of Target Shareholders (except in the circumstances contemplated by clause 3.6(c));

(b)	(End Date) the Effective Date for the Scheme has not occurred on or before the End Date;

(c)	(Independent Expert) the Independent Expert concludes that the Scheme is not in the best interests of Target Shareholders;

(d)	(material breach) the other party is:

(i)	in material breach of any clause of this document, which breach is material in the context of the Transaction, or

(ii)	in breach of clause 9,

provided that (except where Bidder is the terminating party, in the case of a material breach by Target of clause 5.2 or any breach by Target of clause 9) the terminating party has given notice to the other parties setting out the relevant circumstances and stating an intention to terminate this document, and the relevant circumstances have continued to exist for 5 Business Days from the time such notice is given (or such shorter period ending at 5.00pm on the last Business Day before the Second Court Hearing);

(e)	(no Court orders) a party is entitled to terminate the document in accordance with clause 5.7;

(f)	(restraint) any court, the Takeovers Panel, Governmental Agency or PRC Governmental Agency has issued any order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Scheme, or has refused to do anything necessary to permit the Scheme, and the parties fail to agree on conducting on appeal within 5 Business Days;

(g)	(Conditions Precedent) any of the Conditions Precedent in clause 3.1 is not satisfied, has become incapable of being satisfied or is not reasonably capable of being satisfied, and has not been waived by the party entitled to waive it, before 8.00 am on the Second Court Date; or

(h)	(insolvency) an Insolvency Event has occurred in relation to Target or any member of the Target Group (in which case Bidder may terminate) or Bidder or any material member of Bidder Group (in which case Target may terminate).

13.2	Termination by Bidder

Bidder may terminate this document at any time before the End Date by notice in writing to Target if at any time during the Exclusivity Period any of the following occur:

(a)	any Target Director fails to state that they recommend to Target Shareholders that the Scheme is in the best interests of Target and Target Shareholders and that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme, or publicly changes (including by attaching qualifications to) or withdraws that statement or recommendation; or

(b)	a Competing Proposal is announced or made and is publicly recommended, promoted or otherwise endorsed by a majority of the Target Directors.

13.3	Termination by Target

Target may terminate this document at any time before the End Date by notice in writing to Bidder if any time during the Exclusivity Period the Target Board publicly changes (including by attaching qualifications to) or withdraws its statement that it considers that the Scheme is in the best interests of Target and Target Shareholders or its recommendation that Target Shareholders vote in favour of all resolution(s) to be proposed at the Scheme Meeting to approve the Scheme, or publicly recommends, promotes or otherwise endorses a Superior Proposal.

13.4	Effect of termination

In the event of termination of this document by either Bidder or Target pursuant to clause 13.1, 13.2 or 13.3, this document will have no further force or effect and the parties will have no further obligations under this document, provided that:

(a)	this clause 13 and clauses 1, 8, 11, 15 and 16 will survive termination; and

(b)	each party will retain any accrued rights and remedies, including any rights and remedies it has or may have against the other party in respect of any past breach of this document.

14	GST

14.1	Construction

In this clause 14:

(a)	words and expressions which are not defined in this document but which have a defined meaning in GST Law have the same meaning as in the GST Law;

(b)	GST Law has the same meaning given to that expression in the A New Tax System (Goods and Services Tax) Act 1999; and

(c)	references to GST payable and input tax credit entitlement include GST payable by, and the input tax credit entitlement of, the representative member for a GST group of which the entity is a member.

14.2	Consideration GST exclusive

Unless otherwise expressly stated, all prices or other sums payable or consideration to be provided under this document are exclusive of GST.

14.3	Payment of GST

If GST is payable on any supply made by a party (or any entity through which that party acts) (Supplier) under or in connection with this document, the recipient will pay to the Supplier an amount equal to the GST payable on the supply.

14.4	Timing of GST payment

The recipient will pay the amount referred to in clause 14.3 in addition to and at the same time that the consideration for the supply is to be provided under this document.

14.5	Tax invoice

The Supplier must deliver a tax invoice or an adjustment note to the recipient before the Supplier is entitled to payment of an amount under clause 14.3. The recipient can withhold payment of the amount until the Supplier provides a tax invoice or an adjustment note, as appropriate.

14.6	Adjustment event

If an adjustment event arises in respect of a taxable supply made by a Supplier under this document, the amount payable by the recipient under clause 14.3 will be recalculated to reflect the adjustment event and a payment will be made by the recipient to the Supplier or by the Supplier to the recipient as the case requires.

14.7	Reimbursements

Where a party is required under this document to pay or reimburse an expense or outgoing of another party, the amount to be paid or reimbursed by the first party will be the sum of:

(a)	the amount of the expense or outgoing less any input tax credits in respect of the expense or outgoing to which the other party is entitled; and

(b)	if the payment or reimbursement is subject to GST, an amount equal to that GST.

14.8	No merger

This clause 14 does not merge in the completion or termination of this document or on the transfer of the property supplied under this document.

15	Notices

15.1	General

A notice, demand, certification, process or other communication relating to this document must be in writing in English and may be given by an agent of the sender.

15.2	How to give a communication

In addition to any other lawful means, a communication may be given by being:

(a)	personally delivered;

(b)	left at the party’s current address for notices;

(c)	sent to the party’s current address for notices by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid airmail; or

(d)	sent by fax to the party’s current fax number for notices.

The parties will use all reasonable endeavours to provide a copy of any communication provided under this clause by email to the email address of the other party set out in clause 15.3. To avoid doubt, such email communication is provided as support for the official communication provided in accordance with paragraphs (a) to (d) of this clause and does not supersede or replace any obligation on a party to provide that communication in accordance with paragraphs (a) to (d) of this clause or derogate from the other provisions of this clause 15.

15.3	Particulars for delivery of notices

(a)	The particulars for delivery of notices are initially:

Bidder

Address:	Suite 1105, Level 11

68 York Street

Sydney NSW 2000

Australia

Fax:	+61 2 8243 5388

Attention:	Mr Cunliang Lai (CEO Director)

copy to

Andrew Lumsden

Corrs Chambers Westgarth

GPO Box 9925

Sydney NSW 2001

+612 9210 6611

Target

Address:	Level 6

316 Adelaide Street

Brisbane, Queensland 4000

Australia

Fax:	+61 7 3211 7328

Attention:	Mr Craig Smith

copy to

Andrew Knox

Allens Arthur Robinson

Riverside Centre

123 Eagle Street

Brisbane QLD 4000

Australia

+617 3334 3444

(b)	Each party may change its particulars for delivery of notices by notice to each other party.

15.4	Communications by post

Subject to clause 15.6, a communication is given if posted:

(a)	within Australia to an Australian address, three Business Days after posting; or

(b)	in any other case, ten Business Days after posting.

15.5	Communications by fax

Subject to clause 15.6, a communication is given if sent by fax, when the sender’s fax machine produces a report that the fax was sent in full to the addressee. That report is conclusive evidence that the addressee received the fax in full at the time indicated on that report.

15.6	After hours communications

If a communication is given:

(a)	after 5.00 pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9.00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

15.7	Process service

Any process or other document relating to litigation, administrative or arbitral proceedings relating to this document may be served by any method contemplated by this clause 15 or in accordance with any applicable law.

16	General

16.1	Duty

(a)	Bidder as between the parties is liable for and must pay all duty (including any fine or penalty except where it arises from default by the other party) on or relating to this document, the Scheme, the Deed Poll, any document executed under any of these, or any dutiable transaction evidenced or effected by any of these.

(b)	If a party other than Bidder pays any duty (including any fine or penalty) on or relating to this document, the Scheme, the Deed Poll, any document executed under any of these, or any dutiable transaction evidenced or effected by any of these, Bidder must pay that amount to the paying party on demand.

16.2	Legal costs

Except as expressly stated otherwise in this document, each party must pay its own legal and other costs and expenses of negotiating, preparing, executing and performing its obligations under this document.

16.3	Amendment

This document may only be varied or replaced by a document executed by the parties.

16.4	Waiver and exercise of rights

(a)	A single or partial exercise or waiver by a party of a right relating to this document does not prevent any other exercise of that right or the exercise of any other right.

(b)	A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

16.5	Rights cumulative

Except as expressly stated otherwise in this document, the rights of a party under this document are cumulative and are in addition to any other rights of that party.

16.6	Consents

Except as expressly stated otherwise in this document, a party may conditionally or unconditionally give or withhold any consent to be given under this document and is not obliged to give its reasons for doing so.

16.7	Further steps

Each party must promptly do whatever any other party reasonably requires of it to give effect to this document and to perform its obligations under it.

16.8	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Queensland, Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Queensland, Australia and of the Commonwealth of Australia and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

(c)	To the extent that Bidder is or may become entitled to, or have attributed to it, any right of immunity on the grounds of sovereignty or otherwise in relation to or in respect of any Claim in relation to this document, Bidder waives all such rights, and agree not to plead or claim any such rights

16.9	Assignment

(a)	A party must not assign or deal with any right under this document without the prior written consent of the other parties.

(b)	Any purported dealing in breach of this clause is of no effect.

16.10	Liability

An obligation of two or more persons binds them separately and together.

16.11	Counterparts

This document may consist of a number of counterparts and, if so, the counterparts taken together constitute one document.

16.12	Entire understanding

(a)	This document and the Confidentiality Agreement contains the entire understanding between the parties as to the subject matter of this document.

(b)	All previous negotiations, understandings, representations, warranties, memoranda or commitments concerning the subject matter of this document are merged in and superseded by this document and are of no effect. No party is liable to any other party in respect of those matters.

(c)	No oral explanation or information provided by any party to another:

(i)	affects the meaning or interpretation of this document; or

(ii)	constitutes any collateral agreement, warranty or understanding between any of the parties.

16.13	Relationship of parties

This document is not intended to create a partnership, joint venture or agency relationship between the parties.

16.14	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this document. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

16.15	Specific Performance

The parties acknowledge that damages will not be an adequate remedy for breaches of obligations under this document and that it would be appropriate for a Court to grant specific performance of those obligations.

Schedule 1

Timetable

Action	Date

Draft Scheme Booklet lodged with ASIC	4 September 2009

Deed Poll executed by Bidder	23 September 2009

First Court Date	23 September 2009

Scheme Booklet registered by ASIC and released on ASX	23 September 2009

Scheme Booklet dispatched to Target Shareholders	30 September 2009

Scheme Meeting	8 December 2009

Second Court Date	10 December 2009

Effective Date: office copy of Court order approving the Scheme lodged with ASIC	11 December 2009

Target Suspension Date	10.00 am 11 December 2009

Record Date	18 December 2009

Implementation Date	23 December 2009

Schedule 2

Joint Venture Agreements

•	Ashton JV

Ashton Coal Joint Venture Agreement dated 4 April 2003 between White Mining (NSW) Pty Ltd, ICRA Ashton Pty Limited, International Marine Corporation Group, Itochu Coal Resources Australia Pty Ltd, White Mining Limited and Ashton Coal Operations Limited.

•	Minerva JV

Minerva Joint Venture Agreement dated 7 October 2004 between Proserpina Coal Pty Ltd, Winpia Pty Ltd and Korea Resources Corporation.

•	Moolarben JV

Moolarben Joint Venture Agreement dated 21 September 2007 between Moolarben Coal Mines Pty Ltd, Sojitz Moolarben Resources Pty Ltd) and a consortium comprising Korea Resource Corporation, Korea Electric Power Company and four of its generator subsidiaries, Kosep, Komipo, Kowepo and Kospo plus Hanwha Corporation Limited.

•	Athena JV

Athena Joint Venture is established under a Memorandum of Understanding dated 7 October 2004 between Athena Coal Pty Ltd, Winpia and Kores Australia Athena Coal Pty Ltd.

Executed as an agreement.

Executed by Yanzhou Coal Mining Company Limited	)

/s/ Yuxiang Wu		/s/ Andrew Lumsden
Legal Representative/Authorized Representative		Witness

WU YUXIANG		ANDREW LUMSDEN
Name of Legal Representative/Authorized Representative (print)		Name of Witness (print)

Executed by Felix Resources Limited	)

/s/ Brian J. Frannery		/s/ Travers W. Duncan
Company Secretary/Director		Director

BRIAN J. FRANNERY		TRAVERS W. DUNCAN
Name of Company Secretary/Director (print)		Name of Director (print)

Annexure A

Scheme

Scheme of Arrangement

Scheme of Arrangement

Pursuant to section 411 of the Corporations Act 2001 (Cth)

Between

Felix Resources Limited (ACN 000 754 174) of Level 6, 316 Adelaide Street, Brisbane, Queensland, 4000 (Target).

And

The holders of fully paid ordinary shares in the capital of Target (other than any person holding fully paid ordinary shares in the capital of Target on behalf of, or for the benefit of, Bidder or Bidder’s Nominee or their Associates).

Recitals

A	Target is a public company limited by shares incorporated in Australia, and has been admitted to the official list of ASX.

B	Bidder is a public company limited by shares incorporated in China, and is listed in Hong Kong, New York and Shanghai.

C	Target and Bidder have entered into the Scheme Implementation Agreement, pursuant to which, amongst other things, Target has agreed to propose the Scheme to Target Shareholders, and each of Target and Bidder has agreed to take certain steps to give effect to the Scheme.

D

If the Scheme becomes Effective, then:

(a)    all the Scheme Shares will be transferred to Bidder’s Nominee, and the Scheme Consideration will be provided to the Scheme Participants in accordance with the terms of the Scheme; and

(b)    Target will enter the name and address of Bidder’s Nominee in the Target Register as the holder of the Scheme Shares.

E	Bidder and Bidder’s Nominee have entered into the Deed Poll for the purpose of covenanting in favour of the Scheme Participants that Bidder and Bidder’s Nominee will observe and perform the obligations contemplated of each of them under the Scheme, and that Bidder will procure the performance by Bidder’s Nominee of the obligations contemplated of Bidder’s Nominee under the Scheme.

Scheme of Arrangement

1.	Definitions and Interpretation

1.1	Definitions

In this document, unless the context requires otherwise:

ASIC means the Australian Securities and Investments Commission.

Associate in relation to a party, has the meaning given in section 11, 12 and 16 of the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of ASX.

Bidder means Yanzhou Coal Mining Company Limited of 298 Fushan South Road, Zoucheng Shandong Province, People’s Republic of China.

Bidder’s Nominee means Austar Coal Mine Pty Limited ACN 111 910 822 of Level 11, 68 York Street, Sydney, New South Wales, Australia.

Business Day means any day that is each of the following:

(a)	a Business Day within the meaning given in the ASX Listing Rules; and

(b)	a day that banks are open for business in Sydney.

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities, operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent to the Scheme set out in clause 3.1.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by Target and Bidder.

Deed Poll means a deed poll substantially in the form annexed to the Scheme Implementation Agreement to be executed by Bidder and Bidder’s Nominee in favour of the Scheme Participants, under which Bidder and Bidder’s Nominee covenant in favour of each Scheme Participant to perform their obligations under the Scheme and the Scheme Implementation Agreement as regards the implementation of the Scheme.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the Scheme Order, but not before an office copy of the Scheme Order is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 31 March 2010 or such later date as Bidder and Target agree in writing.

Excluded Share means a Target Share held by Bidder or any of its Associates or by any person on behalf of, or for the benefit of, Bidder or any of its Associates.

Implementation Date means the third Business Day following the Record Date, or such other date as ordered by the Court or agreed between Bidder and Target.

Scheme of Arrangement

Record Date means 7.00 pm on the fifth Business Day following the Effective Date or such other date and time as Bidder and Target agree.

Registered Address means, in relation to a Target Shareholder, the address of that Target Shareholder shown in the Target Register.

Related Entity of a party means another entity which:

(a)	is a Related Body Corporate of the first entity;

(b)	is in any consolidated entity (as defined in section 9 of the Corporations Act) which contains the party; or

(c)	the party Controls.

SAC means South Australian Coal Limited (ACN 000 865 869).

SAC Divestment means the removal of SAC from the Target Group, to be effected by any means agreed between the parties and in the absence of agreement to the contrary by way of a declaration by the Target Board of an in specie dividend of shares in SAC including the capitalisation by the Target by way of further equity contribution in SAC of $10 million.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Target and Target Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court and agreed by Bidder and Target.

Scheme Consideration means $16.95 for each Scheme Share held by a Scheme Participant or such other amount as agreed between Bidder and Target.

Scheme Implementation Agreement means the Scheme Implementation Agreement dated on or about 13 August 2009 between Bidder and Target.

Scheme Meeting means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Order means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in relation to the Scheme.

Scheme Participant means each holder of Scheme Shares as at the Record Date.

Scheme Shares means the Target Shares other than the Excluded Shares.

Scheme Transfer means, in relation to each Scheme Participant, a proper instrument of transfer of their Scheme Shares for the purpose of section 1071B of the Corporations Act, which may be a master transfer of all or part of all of the Scheme Shares.

Second Court Date means the first day of hearing of an application made to the Court for the Scheme Order or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Target Board means the board of directors of Target (as constituted from time to time).

Target Group means Target and each of its Related Entities.

Target Register means the register of members of Target maintained by or on behalf of Target in accordance with section 168(1) of the Corporations Act.

Target Share means a fully paid ordinary share in the capital of Target.

Scheme of Arrangement

Target Share Registry means Computershare Investor Services Pty Limited of Level 3, 60 Carrington Street, Sydney, New South Wales, Australia.

Target Shareholder means a person who is registered in the Target Register as a holder of Target Shares.

Wholly-Owned Subsidiary means, in relation to a party, a body corporate, all of the issued shares of which are or will be directly or indirectly owned by that party.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause is a reference to a clause of this document.

(f)	A reference to an agreement or document (including a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

(g)	A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)	A reference to legislation or to a provision of legislation includes a modification or re enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to $ is to the lawful currency of Australia.

(j)	A reference to time is a reference to time in Brisbane, Australia.

(k)	If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(l)	The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions.

(m)	Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

2.	Bidder’s Nominee

Unless the context otherwise requires, any references in this document with respect to Bidder acquiring all of the Scheme Shares and paying the Scheme Consideration (apart from references to Bidder in clause 6.1) are to be construed as if references to Bidder were replaced with references to Bidder’s Nominee.

Scheme of Arrangement

3.	Conditions Precedent

3.1	Conditions Precedent to the Scheme

The Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	as at 8am on the Second Court Date each of the conditions precedent set out in clause 3.1 of the Scheme Implementation Agreement (other than the condition precedent relating to the approval of the Court set out in clause 3.1(r) of the Scheme Implementation Agreement) has been satisfied or waived in accordance with the Scheme Implementation Agreement;

(b)	as at 8am on the Second Court Date, neither the Scheme Implementation Agreement nor the Deed Poll have been terminated in accordance with their terms;

(c)	the Court makes orders approving the Scheme under section 411(4)(b) of the Corporations Act, including with such alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to Bidder and Target;

(d)	such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to Bidder and Target have been satisfied; and

(e)	the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act approving the Scheme come into effect, pursuant to section 411(10) of the Corporations Act.

3.2	Termination of Scheme Implementation Agreement

Without limiting any rights under the Scheme Implementation Agreement, in the event that the Scheme Implementation Agreement is terminated in accordance with its terms before 8am on the Second Court Date, Target and Bidder are each released from:

(a)	any further obligation to take steps to implement the Scheme; and

(b)	any liability with respect to the Scheme,

provided that Target and Bidder retain the rights they have against each other in respect of any prior breach of the Scheme Implementation Agreement.

4.	Scheme Becoming Effective

4.1	Effective Date of the Scheme

Subject to clause 4.2, the Scheme will take effect on and from the Effective Date.

4.2	End Date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

Scheme of Arrangement

5.	Transfer of Scheme Shares

On the Implementation Date, subject to the provision of the Scheme Consideration in the manner contemplated by clause 6 and Bidder having provided Target with written confirmation of that having occurred, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, will be transferred to Bidder’s Nominee, without the need for any further act by any Scheme Participant (other than acts performed by Target or any of its directors and officers as attorney and agent for Scheme Participants under the Scheme), by Target effecting a valid transfer or transfers of the Scheme Shares to Bidder’s Nominee under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

(a)	Target delivering to Bidder’s Nominee for execution duly completed and, if necessary, stamped Scheme Transfers to transfer all of the Scheme Shares to Bidder’s Nominee, duly executed by Target (or any of its directors and officers) as the attorney and agent of each Scheme Participant as transferor under clause 9.3;

(b)	Bidder’s Nominee executing the Scheme Transfers as transferee and delivering them to Target for registration; and

(c)	Target, immediately after receipt of the Scheme Transfers under clause 5(b), entering, or procuring the entry of, the name and address of Bidder’s Nominee in the Target Register as the holder of all of the Scheme Shares.

6.	Provision of Scheme Consideration

6.1	Payment of Scheme Consideration

(a)	On the Business Day prior to the Implementation Date, Target must procure that Bidder, in accordance with its covenant in favour of Scheme Shareholders contained in clause 5.2 of the Deed Poll, must or must cause Bidder’s Nominee to deposit in cleared funds an amount equal to the Scheme Consideration into an Australian dollar denominated trust account, operated by Target as trustee for the Scheme Participants, to be held on trust for the Scheme Participants for the purpose of paying the Scheme Consideration to each Scheme Participant, except that any interest on the amounts deposited (less bank fees and other charges) shall be to Bidder’s or Bidder’s Nominee’s account.

(b)	On the Implementation Date and subject to Bidder having complied with clause 6.1(a), Target must pay or procure the payment of the Scheme Consideration to each Scheme Shareholder from the account referred to in clause 6.1(a).

(c)	The obligations of Target under clause 6.1(b) shall be satisfied by Target taking the following actions on the Implementation Date:

(i)	despatching, or procuring the despatch, to that Scheme Participant of a pre printed cheque in the name of that Scheme Participant and for the relevant amount (denominated in $ noting that Target Shareholders domiciled in the United Kingdom may elect to be paid in pounds sterling (GBP) in accordance with existing payment arrangements) with such despatch to be made by pre-paid post to that Scheme Participant’s Registered Address (as at the Record Date); or

Scheme of Arrangement

(ii)	making, or procuring the making of, a deposit for the relevant amount (denominated in $) in an account with any Australian ADI in Australia notified by that Scheme Participant to Target and recorded in or for the purposes of the Target Register as at the Record Date.

6.2	Joint holders

In the case of Scheme Shares held in joint names any cheque required to be paid to Scheme Participants will be payable to the joint holders and will be forwarded to the holder whose name appears first in the Target Register as at the Record Date.

7.	Dealings in Target Shares

7.1	Dealings in Target Shares by Scheme Participants

For the purpose of establishing the persons who are Scheme Participants, dealings in Target Shares will be recognised by Target provided that:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Target Register as the holder of the relevant Target Shares by the Record Date; and

(b)	in all other cases, registrable transfers or transmission applications in respect of those dealings are received by the Target Share Registry by 5pm on the day which is the Record Date (in which case Target must register such transfers or transmission applications before 7pm on that day), and Target will not accept for registration, nor recognise for the purpose of establishing the persons who are Scheme Participants, any transfer or transmission application in respect of Target Shares received after such times, or received prior to such times but not in registrable form.

7.2	Target Register

Target will, until the Scheme Consideration has been provided and the name and address of Bidder’s Nominee has been entered in the Target Register as the holder of all of the Scheme Shares, maintain, or procure the maintenance of, the Target Register in accordance with this clause 7, and the Target Register in this form and the terms of the Scheme will solely determine entitlements to the Scheme Consideration. As from the Record Date (and other than for Bidder’s Nominee following the Implementation Date), each entry in the Target Register as at the Record Date relating to Scheme Shares will cease to have any effect other than as evidence of the entitlements of Scheme Participants to the Scheme Consideration in respect of those Scheme Shares.

7.3	Effect of share certificates and holding statements

As from the Record Date (and other than for Bidder’s Nominee following the Implementation Date), all share certificates and holding statements for Scheme Shares will cease to have effect as documents of title in respect of those Scheme Shares.

7.4	Information to be given to Bidder

Target must procure that, as soon as practicable after the Record Date and in any event at least 1 Business Day before the Implementation Date, details of the names, Registered Addresses and holdings of Target Shares of every Scheme Participant as shown in the Target Register as at the Record Date are given to Bidder (or as it directs) in such form as Bidder may reasonably require.

Scheme of Arrangement

7.5	No disposals after Record Date

If the Scheme becomes Effective, each Scheme Participant, and any person claiming through that Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.

8.	Suspension and Termination of Quotation of Target Shares

(a)	Target must apply to ASX for suspension of trading of the Target Shares on ASX with effect from the close of business on the Effective Date, or from such earlier time as may be reasonably appropriate to ensure that all trades made prior to suspension may be completed, and the Target Register amended accordingly, prior to the Record Date.

(b)	Target must apply to ASX for termination of official quotation of the Target Shares on ASX and the removal of Target from the official list of ASX with effect from the Business Day immediately following the Implementation Date, or from such later date as may be determined by Bidder.

9.	General Provisions

9.1	Further assurances

(a)	Each Scheme Participant and Target will do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Scheme and the transactions contemplated by it.

(b)	Without limiting Target’s other powers under the Scheme, Target has power to do all things that it considers necessary or desirable to give effect to the Scheme and the Scheme Implementation Agreement.

9.2	Scheme Participants’ agreements and consents

Each Scheme Participant:

(a)	irrevocably agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to Bidder’s Nominee in accordance with the terms of the Scheme; and

(b)	irrevocably consents to Target, Bidder and Bidder’s Nominee doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Scheme and the transactions contemplated by it, without the need for any further act by that Scheme Participant.

Scheme of Arrangement

9.3	Appointment of Target as attorney for implementation of Scheme

Each Scheme Participant, without the need for any further act by that Scheme Participant, irrevocably appoints Target as that Scheme Participant’s agent and attorney for the purpose of:

(a)	doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Scheme and the transactions contemplated by it, including the effecting of a valid transfer or transfers (or the execution and delivery of any Scheme Transfers) under clause 5(a); and
(b)	enforcing the Deed Poll against Bidder and Bidder’s Nominee,

and Target accepts such appointment. Target, as agent and attorney of each Scheme Participant, may sub delegate its functions, authorities or powers under this clause 9.3 to all or any of its directors and officers (jointly, severally, or jointly and severally).

9.4	Warranty by Scheme Participants

Each Scheme Participant is deemed to have warranted to Bidder and Bidder’s Nominee, and, to the extent enforceable, to have appointed and authorised Target as that Scheme Participant’s agent and attorney to warrant to Bidder and Bidder’s Nominee, that all of their Scheme Shares (including any rights and entitlements attaching to those Scheme Shares) will, at the time of the transfer of them to Bidder’s Nominee pursuant to the Scheme, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares (together with any rights and entitlements attaching to those Scheme Shares) to Bidder’s Nominee pursuant to the Scheme. Target undertakes in favour of each Scheme Participant that it will provide such warranty, to the extent enforceable, to Bidder’s Nominee on behalf of that Scheme Participant.

9.5	Title to Scheme Shares

Bidder’s Nominee will be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by Target of the name and address of Bidder’s Nominee in the Target Register as the holder of the Scheme Shares.

9.6	Appointment of Bidder as attorney for Scheme Shares

(a)	From the Effective Date until Bidder’s Nominee is registered in the Target Register as the holder of all Scheme Shares, each Target Shareholder:

(i)	without the need for any further act by that Target Shareholder, irrevocably appoints Bidder’s Nominee as its proxy to (and irrevocably appoints Bidder’s Nominee as its agent and attorney for the purpose of appointing any director or officer of Bidder as that Target Shareholder’s proxy and, where appropriate, its corporate representative to):

(A)	attend shareholders’ meetings of Target;

(B)	exercise the votes attaching to the Target Shares registered in the name of the Target Shareholder; and

(C)	sign any Target Shareholders’ resolution; and

Scheme of Arrangement

(ii)	must take all other action in the capacity of a Target Shareholder as Bidder’s Nominee reasonably directs.

(b)	From the Effective Date until Bidder’s Nominee is registered in the Target Register as the holder of all Scheme Shares, no Target Shareholder may attend or vote at any meetings of Target Shareholders or sign any Target Shareholders’ resolution (whether in person, by proxy or by corporate representative) other than under this clause 9.6.

9.7	Alterations and conditions to Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Target may, by its counsel or solicitors, and with the prior consent of Bidder, consent on behalf of all persons concerned, including each Target Shareholder, to those alterations or conditions.

9.8	Binding effect of Scheme

The Scheme binds Target and all of the Target Shareholders from time to time (including those who did not attend the Scheme Meeting, did not vote at that meeting or voted against the Scheme) and, to the extent of any inconsistency, overrides the constitution of Target.

9.9	Enforcement of Deed Poll

Target undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against Bidder and Bidder’s Nominee on behalf of and as agent and attorney for the Scheme Participants.

9.10	Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Target, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Target’s registered office or by the Target Share Registry, as the case may be.

9.11	Costs and stamp duty

(a)	Subject to clause 9.11(b), each of Bidder and Target will pay their share of the costs of the Scheme in accordance with the Scheme Implementation Agreement.

(b)	Bidder will pay all stamp duty (including related fines, penalties and interest) payable on or in connection with the transfer by Scheme Participants of the Scheme Shares to Bidder’s Nominee pursuant to the Scheme.

9.12	Governing law and jurisdiction

(a)	This Scheme is governed by and is to be construed in accordance with the laws of Queensland, Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of courts of Queensland, Australia and of the Commonwealth of Australia and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

(c)	To the extent that Bidder and Bidder’s Nominee are or may become entitled to, or have attributed to them, any right of immunity on the grounds of sovereignty or otherwise in relation to or in respect of any claim in relation to this document, both Bidder and Bidder’s Nominee waive all such rights, and agree not to plead or claim any such rights.

Annexure B

Deed Poll

Yanzhou Coal Mining Company Limited

Austar Coal Mine Pty Limited

Deed Poll

Contents

1	Interpretation		1
	1.1	Definitions	1
	1.2	Construction	2
	1.3	Headings	2

2	Nature of deed poll		2

3	Conditions precedent and termination		2
	3.1	Conditions precedent	2
	3.2	Termination	2
	3.3	Consequences of termination	3

4	Certificate in relation to conditions		3

5	Scheme Consideration		3
	5.1	Performance of obligations generally	3
	5.2	Payment of Scheme Consideration	3

6	Letter of Credit		4
	6.1	Establishment	4
	6.2	Terms of Letter of Credit	4
	6.3	Default	4

7	Representations and warranties		4

8	Continuing obligations		5

9	Stamp duty		5

10	Notices		5
	10.1	General	5
	10.2	How to give a Notice	5
	10.3	Particulars for delivery of Notices	6
	10.4	Communications by post	6
	10.5	Communications by fax	6
	10.6	After hours communications	6
	10.7	Process service	6

11	General		7
	11.1	Waiver	7
	11.2	Cumulative rights	7
	11.3	Amendment	7
	11.4	Assignment	7
	11.5	Severability	7
	11.6	Further assurances	8
	11.7	Governing law and jurisdiction	8

Date

By

Yanzhou Coal Mining Company Limited of 298 Fushan South Road, Zoucheng Shandong Province, People’s Republic of China (Bidder)

Austar Coal Mine Pty Limited ACN 111 910 822 of Level 11, 68 York Street Sydney New South Wales (Bidder’s Nominee)

in favour of each Scheme Participant.

Background

A	Bidder and Target have entered into the Scheme Implementation Agreement.

B	Under the Scheme Implementation Agreement, Target has agreed to propose the Scheme, the effect of which will be that Bidder’s Nominee acquires all of the Scheme Shares from Scheme Participants for the Scheme Consideration.

C	Under the Scheme Implementation Agreement, Bidder has agreed, subject to the satisfaction or waiver of certain conditions, to do all things necessary or expedient on its part to implement the Scheme (and will procure the performance by Bidder’s Nominee of the obligations contemplated of Bidder’s Nominee under the Scheme), including paying the Scheme Consideration.

D	Each of Bidder and Bidder’s Nominee are entering into this document for the purpose of covenanting in favour of Scheme Participants to perform their obligations under the Scheme.

Declarations

1	Interpretation

1.1	Definitions

In this document:

(a)	Dividend Amount means $1.00 cash for each Target Share excluding any in specie distribution, if any, to effect the SAC Divestment;

(b)	Facility means the Letter of Credit facility between Bidder’s Nominee and Financier for the issue of the Letter of Credit;

(c)	Financier means Bank of China, Sydney branch, or such bank operating in Australia appointed by Bidder’s Nominee, as reasonably approved in writing by Target, to issue the Letter of Credit;

(d)	Letter of Credit means an irrevocable letter of credit for not less than the Outstanding Amount issued by Financier in favour of the Shareholders Agent in accordance with the terms in clause 6.2 and in terms reasonably acceptable to Target;

(e)	Outstanding Amount means any amount owing to Scheme Participants (or any of them) at the Implementation Date that is associated with the payment or funding of the Dividend Amount, provided that such amount is not more than $0.50 for each Target Share;

(f)	Scheme means the scheme of arrangement between Target and the Scheme Participants under Part 5.1 of the Corporations Act, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Bidder and Target;

(g)	Shareholders Agent means Computershare Investor Services Pty Limited or such other agent appointed by Target to act on behalf of the relevant Scheme Participants who undertakes to distribute the full amount of any funds received from the Financier to the relevant Scheme Participants; and

(h)	words and phrases defined in the Scheme have the same meaning in this document unless the context requires otherwise.

1.2	Construction

Clause 1.2 of the Scheme applies to the construction of this document.

1.3	Headings

Headings do not affect the interpretation of this document.

2	Nature of deed poll

Bidder and Bidder’s Nominee acknowledge that:

(a)	this document may be relied on and enforced by any Scheme Participant in accordance with its terms, notwithstanding that that person is not a party to this document; and

(b)	under the Scheme, each Scheme Participant appoints Target as its agent and attorney to enforce this document against Bidder and Bidder’s Nominee on behalf of that Scheme Participant.

3	Conditions precedent and termination

3.1	Conditions precedent

The obligations of Bidder and Bidder’s Nominee under this document are subject to the Scheme becoming Effective.

3.2	Termination

If:

(a)	the Scheme Implementation Agreement is terminated in accordance with its terms; or

(b)	the Scheme does not become Effective on or before the End Date,

Bidder’s and Bidder’s Nominee’s obligations under this document will automatically terminate, unless Bidder and Target otherwise agree in writing in accordance with the Scheme Implementation Agreement.

3.3	Consequences of termination

If this document is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers or remedies available to Scheme Participants:

(a)	Bidder and Bidder’s Nominee are released from their obligations to further perform this document except those obligations contained in clause 9; and

(b)	each Scheme Participant retains any rights, powers or remedies it has against Bidder and Bidder’s Nominee in respect of any breach of this document by Bidder and Bidder’s Nominee which occurred before termination of this document.

4	Certificate in relation to conditions

Bidder must provide to the Court on the Second Court Date a certificate which is authorised by the board of Bidder and signed by at least one duly authorised representative of Bidder (or such other evidence as the Court may request) stating, to the best of its knowledge, whether or not the conditions precedent set out in clause 3.1 of the Scheme have been satisfied or waived in accordance with the terms of the Scheme Implementation Agreement as at 8.00 am on the Second Court Date.

5	Scheme Consideration

5.1	Performance of obligations generally

Subject to clause 3, each of Bidder and Bidder’s Nominee must comply with their obligations under the Scheme Implementation Agreement and must do all things necessary or desirable on their part to implement the Scheme.

5.2	Payment of Scheme Consideration

Subject to clause 3, in consideration for the transfer to Bidder’s Nominee of each Scheme Share on the Implementation Date, Bidder must or must cause Bidder’s Nominee to pay the Scheme Consideration in accordance with clause 6.1(a) of the Scheme.

6	Letter of Credit

6.1	Establishment

Bidder must or must cause Bidder’s Nominee to, on or before 8.00am on the Second Court Date:

(a)	establish the Facility with the Financier; and

(b)	procure the Financier to issue the Letter of Credit to the Shareholders Agent,

unless advised in writing by Target that the Outstanding Amount will be paid by Target to the relevant Scheme Participants on or prior to the Implementation Date.

6.2	Terms of Letter of Credit

The Letter of Credit must provide:

(a)	that the Financier must immediately discharge its obligations under the Letter of Credit by depositing in cleared funds into the Shareholders Agent’s nominated bank account funds totalling the Outstanding Amount, subject to the following conditions being satisfied:

(i)	the Outstanding Amount has not been paid to the relevant Scheme Participants within 3 months of the Implementation Date; and

(ii)	presentation to the Financier of the Letter of Credit;

(b)	that the Letter of Credit expires on the earlier of:

(i)	the payment of the Outstanding Amount to the relevant Scheme Participants; and

(ii)	the payment by the Financier of the Outstanding Amount to the Shareholders Agent in accordance with clause 6.2(a); and

(c)	an acknowledgement that as part of the arrangements contemplated by this document the Outstanding Amount may be owing by Target to Target Shareholders at the Implementation Date.

6.3	Default

If the Financier does not comply with its obligations under clause 6.2(a), Bidder must or must cause Bidder’s Nominee to, within a period of 10 Business Days after the non-compliance by Financier, deposit in cleared funds into the Shareholders Agent’s nominated bank account funds totalling the Outstanding Amount.

7	Representations and warranties

Bidder and Bidder’s Nominee each represent and warrant that:

(a)	it is a company validly existing under the laws of its place of incorporation;

(b)	it has the power to enter into and perform its obligations under this document, including carrying out the transactions contemplated by this document;

(c)	it has taken all necessary corporate action to authorise the entry into this document and has taken or will take all necessary corporate action to authorise the performance of this document and to carry out the transactions contemplated by this document;

(d)	this document is its valid and binding obligation enforceable in accordance with its terms; and

(e)	the execution and performance by it of this document and each transaction contemplated by this document did not and will not violate in any respect a provision of:

(i)	a law, judgement, ruling, order or decree binding on it; or

(ii)	its constitution or other constituent documents.

8	Continuing obligations

This document is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a)	Bidder and Bidder’s Nominee completely performing their obligations under this document; or

(b)	this document being terminated in accordance with clause 3.

9	Stamp duty

All stamp duty (including fines, penalties and interest) that may be payable on or in connection with this document and any instrument executed under this document must be borne by Bidder. Bidder must indemnify each Scheme Participant on demand against any liability for that stamp duty.

10	Notices

10.1	General

Any notice, transfer, transmission, application, direction, demand, consent or other communication (Notice) given or made to Bidder or Bidder’s Nominee under this document must be in writing, in English, and signed by the sender or a person duly authorised by the sender.

10.2	How to give a Notice

A Notice must be given to Bidder or Bidder’s Nominee by being:

(a)	personally delivered;

(b)	left at Bidder’s or Bidder’s Nominee’s current address for notices;

(c)	sent to Bidder’s or Bidder’s Nominee’s current address for notices by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid airmail; or

(d)	sent by fax to Bidder’s or Bidder’s Nominee’s current fax number for notices.

10.3	Particulars for delivery of Notices

The particulars for delivery of Notices to Bidder and Bidder’s Nominee are:

Address:	Suite 1105, Level 11 68 York Street Sydney NSW 2000 Australia

Fax:	+61 2 8243 5388
Attention:	Mr Cunliang Lai (CEO Director)

copy to

Andrew Lumsden

Corrs Chambers Westgarth

GPO Box 9925

Sydney NSW 2001

+612 9210 6611

10.4	Communications by post

Subject to clause 10.6, a Notice is given if posted:

(a)	within Australia to an Australian address, three Business Days after posting; or

(b)	in any other case, ten Business Days after posting.

10.5	Communications by fax

Subject to clause 10.6, a Notice is given if sent by fax, when the sender’s fax machine produces a report that the fax was sent in full to the addressee. That report is conclusive evidence that the addressee received the fax in full at the time indicated on that report.

10.6	After hours communications

If a Notice is given:

(a)	after 5.00 pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9.00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

10.7	Process service

Any process or other document relating to litigation, administrative or arbitral proceedings relating to this document may be served by any method contemplated by this clause 10 or in accordance with any applicable law.

11	General

11.1	Waiver

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other rights, power or remedy provided by law or under this document. A waiver is not valid or binding on the person granting that waiver unless made in writing.

11.2	Cumulative rights

The rights, powers and remedies of Bidder, Bidder’s Nominee and of each Scheme Participant under this document are cumulative and do not exclude any other rights, powers or remedies provided by law or equity independently of this document.

11.3	Amendment

This document must not be varied unless either:

(a)	the variation is required by the Court at the hearing of the application made to the Court for an order under section 411(1) of the Corporations Act that the Scheme Meeting be convened; or

(b)	both:

(i)	the variation is agreed to by Target, which agreement Target may give or withhold in its absolute discretion and without reference to or approval by any Scheme Participant; and

(ii)	the Court indicates that the variation would not of itself preclude approval of the Scheme,

in which event Bidder and Bidder’s Nominee will enter into a further deed poll in favour of Scheme Participants giving effect to such variation.

11.4	Assignment

The rights and obligations of Bidder and Bidder’s Nominee and of each Scheme Participant under this document are personal and must not be assigned, encumbered or otherwise dealt with at law or in equity and no person may attempt, or purport, to do so without the prior written consent of Bidder and Target.

11.5	Severability

If the whole or any part of a provision of this document is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this document has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause 11.5 has no effect if the severance alters the basic nature of this document or is contrary to public policy.

11.6	Further assurances

Bidder and Bidder’s Nominee will execute and deliver all documents and do all acts and things (on their own behalf and on behalf of each Scheme Participant) necessary or desirable to give full effect to this document and the transactions contemplated by it.

11.7	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Queensland, Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of courts of Queensland, Australia and of the Commonwealth of Australia, and any courts which have jurisdiction to hear appeals from any of those courts, and waives any right to object to any proceedings being brought in those courts.

(c)	To the extent that Bidder and Bidder’s Nominee are or may become entitled to, or have attributed to it, any right of immunity on the grounds of sovereignty or otherwise in relation to or in respect of any claim in relation to this document, Bidder and Bidder’s Nominee waive all such rights, and agree not to plead or claim any such rights.

Executed as a deed poll.

Executed by Yanzhou Coal Mining Company Limited	)

Legal Representative/Authorized Representative		Witness

Name of Legal Representative/Authorized Representative (print)		Name of witness (print)

Executed by Austar Coal Mine Pty Limited	)

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)

Annexure C

Announcement

13 August 2009

Australian Securities Exchange

Company Announcements

Level 4

20 Bridge Street

Sydney NSW 2000

FELIX RESOURCES RECOMMENDS ALL-CASH OFFER FROM YANZHOU COAL MINING COMPANY

Highlights

•	Shareholders will receive A$16.95 per share in cash from Yanzhou

•	Shareholders will also receive dividends of A$1.00 per share

•	Shareholders will also receive an in-specie distribution of shares with a cash backing of A$0.05 per share in Felix’s subsidiary South Australian Coal Corporation (SACC)

•	The transaction is unanimously recommended by Felix’s Board of Directors subject to the opinion of the Independent Expert and in the absence of a superior proposal

•	The consideration reflects an attractive premium to Felix’s share price when taking into account the dividends, ‘spin-off’ of SACC, and recent take-over speculation

•

As part of the A$1.00 per share in total dividends, Felix is today declaring a fully franked dividend of A$0.50 per share. The remainder of the dividends are conditional on approval of the transaction and are expected to be fully franked

•

Consolidates Yanzhou’s position in the Australian coal market and provides expertise and substantial funding capacity for the continued development of the Moolarben project and for future exploration and development

•

Yanzhou is committed to retaining Felix’s existing employees and management and maintaining the current workforce at Yanzhou’s current Australian operations. Yanzhou will grow the combined workforce as development projects are brought into production and future exploration opportunities become development projects

•	Yanzhou is committed to establishing a strong corporate presence in Australia and will keep Felix’s head office located in Australia

•

Yanzhou will continue the timely development of Felix’s Moolarben project and remains focused on funding and growing Felix’s exploration program in Australia, including the Athena, Wilpeena and Harrybrandt projects

•	Yanzhou will continue the research and development on Felix’s Ultra Clean Coal technology at Felix’s Cessnock R&D facilities

•	Yanzhou is committed to working with Felix’s existing joint venture partners to ensure optimal performance of Felix’s assets. These joint venture partners are established multinational companies

•	Completion of the transaction is subject to regulatory approvals and other conditions including the ‘spin-off’ by Felix of SACC.

Offer Summary

Felix Resources Limited (“Felix”) is pleased to announce the proposed acquisition of all of the outstanding shares in Felix by Yanzhou Coal Mining Company Limited (“Yanzhou”) via a scheme of arrangement (“the Offer”). On completion of the Offer, shareholders will have received:

•	a cash payment of A$16.95 per share;

•	the payment of dividends totaling A$1.00 per share, funded primarily from Felix’s cash reserves;

•

as part of the A$1.00 per share in total dividends, Felix is today declaring a fully franked dividend of A$0.50 per share to be paid to shareholders in respect of the year ended 30 June 2009. This dividend will be paid on 30 October 2009 with a record date of 15 October 2009, and;

•	The record date for the second dividend of A$0.50 will be determined and announced to the market closer to completion.

•	an in-specie distribution of shares in SACC which will have a cash backing of A$0.05 per share and coal and mineral exploration tenements in South Australia.

To the extent that Felix does not have sufficient cash reserves to pay the remainder of the dividends, Yanzhou will guarantee the payment within 3 months of the scheme implementation date.

The total value received by Felix Shareholders for every Felix share represents a 28.5% premium to the 3 month VWAP1.

In assessing the value of the offer, it is recognised that the current share price of Felix has been impacted by recent market speculation of potential corporate activity, including press reports of Yanzhou’s interest directly.

The Felix Board of Directors believes that the Offer is in the best interests of shareholders. The Directors unanimously recommend that Felix shareholders vote in favour of the Offer. Each of the Directors intends to vote in favour of the Offer at the scheme meeting in relation to the Felix shares held or controlled by them. The Directors recommendation and intention to vote on the Offer is subject to:

•	the Independent Expert concluding that the Scheme of Arrangement is in the best interests of Felix shareholders; and

•	there being no Superior Offer.

Completion of the transaction is subject to a number of conditions including the approval by regulatory authorities in Australia and the People’s Republic of China (“PRC”) as well as approval by both Felix and Yanzhou shareholders.

An Explanatory Memorandum containing information relating to the Offer and the reasons for the Directors recommendation of the Offer is expected to be dispatched to Felix shareholders in late September. Felix’s shareholder meeting to approve the scheme of arrangement is expected to be held in mid-December 2009.

Chairman of Felix, Mr Travers Duncan said: “The proposed transaction is an important milestone for Felix shareholders. Since the acquisition of White Mining in April 2005, Felix has met a number of significant development milestones and delivered more than a six fold increase in value for shareholders

[1]	Based on the 3 month VWAP of $14.01 between 8 May 2009 and 7 August 2009.

“The Yanzhou offer allows shareholders to benefit from the certainty of cash consideration which fully values Felix, without taking on the risks associated with Felix’s next phase of growth

“Given Yanzhou’s global experience and expertise in coal mining, we believe that Yanzhou is well positioned to continue Felix’s development to the benefit of all stakeholders, including their commitment to maintain and possibly expand employee numbers. In addition, Felix will continue to be headquartered in Australia and will continue to generate substantial economic benefits for the economy for many years to come

“Both Felix and Yanzhou recognise that the Offer is subject to a range of regulatory and shareholder approvals in Australia and China and, fully respecting those processes, both companies will work constructively with authorities at all times.

“Both companies recognise the importance of this transaction and its potential to deliver significant employment and economic benefits,” Mr Duncan said.

Key conditions and funding

Key conditions contained within the Scheme Implementation Agreement between Felix and Yanzhou include:

•	Foreign Investment Review Board (“FIRB”) approval;

•

PRC Government approvals, including the China Securities Regulatory Commission (“CSRC”), the State-owned Assets Supervision and Administration Commission (“SASAC”), State Administration of Foreign Exchange (“SAFE”), Ministry of Commerce (“MOFCOM”) and National Development and Reform Commission (“NDRC”);

•	Any necessary ASIC and ASX approval;

•	‘Spin-off’ by Felix of SACC;

•	The independent expert concludes the scheme is in the best interest of shareholders;

•	No other material transactions or prescribed occurrences;

•	No material adverse changes impacting the value of Felix, its assets and operations;

•	Yanzhou shareholder approval;

•	Felix shareholder approval;

•	Final approval from Yanzhou’s banks; and

•	Court approval of the scheme.

The summary terms and conditions of the Offer are set out in the Attachment.

Yanzhou has indicated that the Offer will be financed from its existing cash resources (approximately A$1.8 billion as at 30 June 2009) and bank debt. Yanzhou has access to significant capital from Chinese institutions and has received indicative approval for a long-term credit facility to fund the remainder of the purchase price.

South Australia Coal Corporation

SACC is currently a subsidiary of Felix and owns 100% of the Lake Phillipson exploration projects which include a coal deposit and is also prospective for other minerals. As part of the transaction it is proposed that SACC will be demerged via an in-specie distribution of shares to all Felix shareholders in proportion to their existing shareholding. In addition to the exploration assets SACC will retain A$10 million in cash at the time it is demerged. SACC is expected to seek an ASX listing following the proposed demerger.

Information about the SACC assets has been provided in previous annual reports.

The details of the in-specie distribution, including the ratio of SACC shares to Felix shares, will be provided to shareholders in the Explanatory Memorandum.

Indicative timetable

Subject to the timely receipt of necessary approvals, Felix expects the transaction to be completed by late December 2009. The indicative timetable for implementation of the proposed scheme of arrangement is set out below.

Date	Item
Late-September	Explanatory Memorandum dispatched to Felix shareholders
Late-September	Satisfaction of Australian regulatory approvals
Mid-October	Yanzhou shareholder approval
Late-October	Payment of first Felix dividend of A$0.50
Early-November	Final PRC and Hong Kong regulatory approvals obtained
Early-December	Felix shareholder meeting to approve scheme of arrangement
Mid-December	Scheme of arrangement becomes effective
Late-December	Felix shareholders receive Offer consideration of A$16.95 plus the second dividend of A$0.50

Advisers

Citi and Wilson HTM are acting as financial advisers and Aliens Arthur Robinson are acting as legal advisers to Felix.

UBS Investment Bank is acting as financial adviser and Corrs Chambers Westgarth is acting as Australian legal adviser to Yanzhou.

Felix:

For further information please contact Brian Flannery – Managing Director +617 3248 7900

About Felix

Felix is an independent ASX-listed coal producer with four operating mines and exploration interests in New South Wales and Queensland. The Company produces PCI, semi-soft coking and thermal coals, and is a party to the Newcastle Coal Infrastructure Group (NCIG). Its major export markets are located in Japan, South Korea, Taiwan, China and India

Further information regarding Felix’s business is available from its website: www.felixresources.com.au

Yanzhou:

For further information please contact Ian Smith – Bespoke Approach +618 84192888 ismith@bespokeapproach.com

About Yanzhou

Yanzhou Coal Mining Company Limited is a publicly-traded company that is listed in Hong Kong, New York and Shanghai.

Yanzhou is located in the Shandong Province, PRC, and is principally engaged in underground coal mining, preparation and processing, sales and railway transportation for coal. Yanzhou operates six coal mines in PRC as well as a regional rail network that links these mines with the national rail network. Yanzhou also has presence in Australia through its 100% owned subsidiary Yancoal Australia, which acquired and re-opened the Austar Coal Mine in early 2005. The Austar Coal Mine is a longwall underground mine located in New South Wales. Yanzhou has brought mining technology novel to Australia to significantly increase the coal recovered from the Austar Coal Mine.

Yanzhou has grown into a large-scale coal enterprise with a strong presence in the markets of South and East China, Northeast Asia and Australia. Yanzhou employs over 47 thousand people worldwide.

Further information regarding Yanzhou’s business is available from its website:

http://www.vanzhoucoal.com.cn

Attachment – Summary of key terms of Scheme Implementation Agreement

Felix Resources Limited (Felix) and Yanzhou Coal Mining Company Limited (Yanzhou) have entered into a Scheme Implementation Agreement (SIA) dated 13 August 2009 which sets out the obligations of Felix and Yanzhou in connection with the implementation of the proposed transaction.

A summary of the structure of the transaction and an outline of the key terms of the SIA are set out below.

1.	Transaction structure

Felix will propose a scheme of arrangement (Scheme) under which Felix shareholders participating in the Scheme will transfer their shares in Felix (Scheme Shares) to Yanzhou for cash consideration of A$16.95 for each Scheme Share.

Shareholders will also receive from Felix cash dividends totaling A$1.00 per share (being the A$0.50 dividend declared today and a special dividend of A$0.50 payable to shareholders no later than 3 months after implementation of the transaction). Felix also proposes to make an in-specie distribution of shares in Felix’s subsidiary South Australian Coal Corp (SACC) with a cash backing of A$0.05 per share.

2.	Conditions Precedent

Implementation of the Scheme is subject to the satisfaction or waiver of a number of Conditions Precedent being that:

a)	FIRB, ASIC, ASX and People’s Republic of China government and regulatory approvals, and any other regulatory approvals required to implement the Scheme, are obtained;

b)	no Governmental Agency acts in any way to restrain, prohibit or impede the implementation of the Scheme;

c)	no court order or other legal restraint exists to prevent the implementation of the Scheme;

d)	no Material Adverse Change occurs, including an event which diminishes consolidated net assets of the Felix group by A$200 million or more, or diminishes the aggregated consolidated annual net profit before tax of the Felix group over 5 consecutive financial years by A$100 million or more, or has the result that the Felix group is unable to carry on its business in substantially the same manner but excluding any event beyond the control of the Felix group (which includes any event that relates to interest rates, commodity prices or currency exchange rates);

e)	no Prescribed Occurrence occurs, including changes in the structure of Felix’s share capital or (other than in the ordinary course of business and consistent with the business plans for Felix’s joint ventures or Yarrabee) a member of the Felix group acquiring or disposing assets for more than A$5 million or entering contracts involving revenue or expenditure of more than A$5 million (without Yanzhou’s consent);

f)	no Material Transaction occurs, including an issue of debentures, constitutional amendments, disposal of shares (other than in relation to the in-specie distribution of the shares in SACC), incurring of financial indebtedness other than in the ordinary course of business or as disclosed, making capital contributions (other than in relation to the in-specie distribution of the shares in SACC) and making material changes to joint venture agreements;

g)	the Scheme is approved by the Federal Court of Australia;

h)	the Scheme is approved by the required majorities of Felix shareholders at the Scheme Meeting;

i)	the Scheme is approved by a two-thirds majority of Yanzhou shareholders at a Yanzhou EGM;

j)	the Independent Expert to be appointed by Felix concludes that the Scheme is in the best interests of Felix shareholders;

k)	Yanzhou enters into the Financing Arrangements required to fund the payment of the Scheme Consideration to Felix shareholders participating in the Scheme;

l)	Felix obtains all necessary consents, waivers and releases required from the providers of its finance facilities;

m)	Felix obtains a waiver from each relevant party of all rights that may arise as a result of the transaction under certain of the Joint Venture Agreements including Ashton and Minerva;

n)	Felix effects the divestment of SACC, to be effected by declaration of an in-specie distribution of SACC shares in the absence of any agreement to the contrary;

o)	all representations and warranties given in the SIA are materially true and correct as at relevant dates; and

p)	Felix does not make dividend payments of over A$1.00 (not including any in-specie distribution of shares in SACC or dividends made between Felix group members).

Each party has agreed to use all reasonable endeavours to procure that each of the Conditions Precedent for which it is responsible is satisfied as soon as practicable and that there is no occurrence that would prevent the Conditions Precedent for which it is responsible being satisfied. Most of the Conditions Precedent noted above may be waived by one or both parties as specified in the SIA.

3.	Implementation

Each of Felix and Yanzhou are obliged to use all reasonable endeavours and utilise all necessary resources to produce the Scheme Booklet and progress the Scheme in accordance with the timetable set out in the SIA.

Felix has agreed to commission an Independent Expert’s Report in respect of the Scheme, and to carry on its business and operations in the ordinary course and substantially consistent with the manner in which they have been conducted previously.

The SIA also contains specific provisions dealing with the issue, exercise or cancellation of all outstanding options and option rights under the existing Felix equity participation plans.

4.	Reconstitution of Felix Board

Felix’s Board will be reconstituted with Yanzhou nominees on the Implementation Date.

5.	Recommendation of Felix Board

Felix has agreed to use its reasonable endeavours to procure that each of its directors maintains their recommendation of the transaction, subject to:

a)	the Independent Expert concluding that the transaction is in the best interests of Felix shareholders; and

b)	there being no Superior Proposal (being, in summary, a publicly announced bona fide counterproposal from a third party which the Felix Board determines, acting in accordance with its fiduciary duties, is capable of being valued and completed and is more favourable to Felix shareholders than the Scheme).

6.	Break Fees

Felix and Yanzhou have agreed that a break fee of A$33.3 million (“Break Fee”) will be payable in the following circumstances:

a)	Felix will pay the Break Fee to Yanzhou if:

i.	in the period up to implementation (or termination) of the Scheme, any Felix director fails to state that the transaction is in the best interests of Felix shareholders or publicly changes or withdraws their recommendation, or a Competing Proposal is recommended by a majority of the Felix Board;

ii.	a Competing Proposal is announced or made before the expiry of the Exclusivity Period, and is completed before the first anniversary of the SIA, as a result of which a third party acquires a Relevant Interest and/or economic interest in at least 20% of the shares in Felix; or

iii.	the SIA is terminated by Yanzhou because of Felix’s material breach or breach of Felix’s exclusivity obligations (discussed in section 7 below); and

b)	Yanzhou will pay the Break Fee to Felix if Felix terminates the SIA because of Yanzhou’s material breach or where Yanzhou fails to obtain financing required to fund the transaction.

A Competing Proposal is, in summary, any proposal by a third party to acquire 20% or more of the shares (or a 20% economic interest) in Felix, or to gain effective control over Felix (by controlling the composition of Felix’s board or the votes attaching to 50% or more of Felix’s shares), or directly or indirectly acquire a significant shareholding or economic interest in the Felix group (not including in relation to the in-specie distribution of SACC shares to Felix shareholders).

7.	Exclusivity

Under the SIA, Felix has agreed to the following exclusivity arrangements until implementation (or termination) of the Scheme:

a)	(No shop restriction) it will not solicit or encourage Competing Proposals;

b)	(No talk restriction) it will not negotiate or enter into discussions with any Third Party in relation to a Competing Proposal; and

c)	(No due diligence) it will not provide any due diligence information for the purposes of enabling a Third Party to make a Competing Proposal.

The ‘no talk’ and ‘no due diligence’ restrictions will not apply to a Competing Proposal that is not solicited in breach of the SIA and that the Felix Board determines, in accordance with its fiduciary or statutory duties, to be a Superior Proposal.

Felix is also required to notify Yanzhou of the details of any approaches made to Felix that may potentially lead to a Competing Proposal. If Felix receives a Superior Proposal, Felix’s Board must provide Yanzhou with a 5 Business Day period within which Yanzhou can put forward a counterproposal. If Felix’s Board decides that such counterproposal produces a superior outcome for the Felix shareholders than the Competing Proposal, then the counterproposal will be implemented.

8.	Termination

The SIA provides for the following termination rights:

a)	by either party if:

i.	the resolution to approve the Scheme submitted to the Scheme Meeting is not approved by the requisite majorities of Felix shareholders;

ii.	the Scheme has not become effective by 31 March 2010 (or such other date agreed by Yanzhou and Felix);

iii.	the Independent Expert concludes that the Scheme is not in the best interests of Felix shareholders;

iv.	either party materially breaches the SIA and fails to cure such breach within 5 Business Days;

v.	the Federal Court of Australia refuses to make an order convening the Scheme Meeting or approving the Scheme;

vi.	a court or other regulatory authority issues an order, decree or ruling or takes any other action which permanently restrains or prohibits the Scheme;

vii.	there is a failure of a Condition Precedent; or

viii.	an Insolvency Event occurs in relation to either party or material members of the corporate groups of Felix or Yanzhou;

b)	by Yanzhou if:

i.	Target breaches its exclusivity obligations (discussed in section 7 above);

ii.	any Felix director changes or withdraws their recommendation that Felix shareholders vote in favour of the Scheme; or

iii.	a Competing Proposal in relation to Felix is recommended by Felix’s Board; and

c)	by Felix if Felix’s Board changes its recommendation of the Scheme, or recommends a Superior Proposal in relation to Felix.

9.	Representations and warranties

Each of Felix and Yanzhou has given representations and warranties which are normal for a transaction of this nature, including representations and warranties as to information to be contained in the Scheme Booklet and compliance with disclosure obligations.